Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04010286

12g3-2(b) File No.82-4922

Ref No. CN. 140/2004

MAR 3 2004

February 27, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,
KASIKORNBANK PCL

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Somkiat Sirichatchai

dlw 3/4

CS038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Exhibit 7

04 MAR -3 AM 7:21

2004年2月16日

各　　位

会社名　ヤ　マ　ハ　株式会社
代表者名 代表取締役社長 伊藤修二
(コード番号　7951　東証第1部)

国内楽器販売子会社の合併のお知らせ

当社はこの度、当社100%出資の国内楽器販売子会社である2社「㈱ヤマハミュージック名古屋」(所在地：名古屋市中区　代表者：濱田　八郎)と「㈱ヤマハミュージック浜松」(所在地：静岡県浜松市　代表者：横山　智行)を合併し、新たに「㈱ヤマハミュージック東海」として、4月1日(木)より営業を開始することといたしましたのでお知らせいたします。

楽器の国内販売子会社である㈱ヤマハミュージック各社は、1994年に当時の全国当社直営13店とグループ会社27社を再編成する形でスタートしたもので、現在は全国で12社がそれぞれの地域において主にヤマハ製品の拡売と音楽普及業務に取り組んでおります。

今回の合併は、経営効率を高め経営基盤の安定強化をめざすもので、新体制により、より地域に根ざした活動を行っていく予定です。

記

1. 合併の目的
　(1) 経営効率の向上　(2) 経営基盤の安定
2. 合併の方式
　㈱ヤマハミュージック名古屋を存在会社とする吸収合併方式で、㈱ヤマハミュージック浜松は解散いたします。㈱ヤマハミュージック名古屋は2004年4月1日付で商号を㈱ヤマハミュージック東海に変更いたします。
3. 新会社の概要
　名　称　：　㈱ヤマハミュージック東海
　所　在　：　愛知県名古屋市中区錦1−18−28
　事業内容　：　楽器販売、教室事業等
　資本金　：　2億5000万円（ヤマハ株式会社100%）
　代表者　：　代表取締役社長　濱田　八郎
　従業員数　：　144名
　合併期日　：　2004年4月1日(木)
　売上目標　：　初年度　48億円
4. 問い合わせ先
　ヤマハ株式会社　広報部コーポレート・コミュニケーショングループ
　TEL.03−5488−6601

以上

February 16, 2004

Company Name: YAMAHA CORPORATION
President and
Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notice of Merger of Domestic Musical Instrument Marketing Subsidiaries

YAHAHA CORPORATION herein gives notice of its decision to merge two domestic wholly owned musical instrument marketing subsidiaries, Yamaha Music Nagoya Co., Ltd. (location: Naka-ku, Nagoya, representative director: Hachiro Hamada), and Yamaha Music Hamamatsu Co., Ltd. (location: Hamamatsu, Shizuoka, representative director: Tomoyuki Yokoyama), into a new company, Yamaha Music Tokai Co., Ltd., to commence operations on Thursday April 1, 2004.

Yamaha Music companies are the domestic musical instrument marketing subsidiaries for YAMAHA and were initially formed in 1994, reorganized from 13 directly managed stores nationwide and 27 Group companies. Currently, 12 Yamaha Music companies across Japan are primarily working to expand the market for Yamaha products and to popularize music.

This merger is intended to improve management efficiency and stabilize the management base, and YAMAHA plans to use this new structure to conduct activities more strongly rooted in regional areas.

Notes

1. Purpose of the merger
    a. Improved management efficiency
    b. Stable management base

2. Type of Merger

   Yamaha Music Nagoya will be the surviving company in a purchase acquisition, and Yamaha Music Hamamatsu will be dissolved. Yamaha Music Nagoya will change its business name to Yamaha Tokai as of April 1, 2004.

3. <u>Overview of new company</u>

Name:	Yamaha Music Tokai Co., Ltd.
Location:	1-18-28 Nishiki, Naka-ku, Nagoya, Aichi
Type of business:	Musical instrument sales, musical and English school operations, etc.
Paid-in-capital:	¥250 million (YAMAHA CORPORATION to own 100%)
Representative Director:	Hachiro Hamada, President
Employees:	144
Date of merger:	Thursday April 1, 2004
Sales target:	¥4.8 billion in its first fiscal year of business

3. <u>Inquiries</u>

YAMAHA CORPORATION
Corporate Communications Group,
Public Relations Division
Attention: Mike Tanaka, m-tanaka@post.yamaha.co.jp
2-17-11 Takanawa, Minato-ku
Tokyo 108-8568, Japan
Tel: (03) 5488-6601, Fax: (03) 5488-5060

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Management Discussion and Analysis (MD&A)

For the year ending December 31, 2003

Content

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thai Economy in 2003 and Outlook for 2004

The Thai economy was expected to register a growth rate of around 6.30 percent in 2003, rising from 5.41 percent in 2002. The healthy GDP growth could be attributed to both domestic spending and exports. Private consumption in 2003 was expected to grow 5.70 percent, increasing from 4.94 percent in 2002, while private investment should grow 16.50 percent, against 13.15 percent in 2002. At the same time, exports (in USD) rose 17.39 percent in 2003, increasing significantly from the 5.71 percent of 2002.

Major points concerning the Thai economic outlook in 2004 include:

- Despite the avian influenza outbreak, the Thai economy is likely to grow by some 6.30-7.30 percent in 2004, up from 6.30 percent expected for 2003 and 5.41 percent in 2002.

Thai Economic Growth Projection

Unit: Growth (%) over-year, unless otherwise stated			
	2004	2003	2002
Private consumption	5.20%-5.60%	5.70%	4.94%
Private investment	14.00%-16.00%	16.50%	13.15%
Public investment	5.00%-10.00%	-6.00%	-5.81%
Public consumption	3.00%	-1.20%	2.53%
Exports (in USD)	7.00%-9.00%	17.39%	5.71%
Imports (in USD)	7.00%-10.00%	17.13%	4.45%
Current account surplus to GDP	4.40%-4.90%	5.64%	6.05%
Headline inflation	2.00%-2.50%	1.80%	0.70%
Average Crude oil (Brent) USD/Barrel	28.00	28.80	25.00
Gross Domestic Product (GDP)	6.30%-7.30%	6.30%	5.41%

Source: KRC

- The projection of 6.30-7.30 percent economic growth for 2004 is based on the following assumptions:

  First, the avian virus epidemic could be contained within the first quarter of the year, and Thailand's poultry export could resume its normal business by July;

  Second, domestic interest rates stay low until at least the end of 2004;

  Third, world oil prices are, on average, weaker in 2004, especially during the second half of the year as Iraq will likely resume its oil exports to the global market, and;

Fourth, the economies of the US, Euro Zone and most Asian countries should post higher growth in 2004 as widely anticipated.

Growth Estimates for Major Economies in the Region and the World

Economy:	**2004**	**2003**
The US	4.50%	3.10%
Japan	2.10%	2.30%
Euro Group	1.80%	0.50%
China	8.30%	9.10%
Hong Kong	5.10%	2.90%
Singapore	5.30%	0.90%
South Korea	5.20%	2.70%
Taiwan	4.70%	3.20%

Source: KRC

- Also, if we look at the various components of the 2004 GDP, one can see that private consumption is likely to cool down. This is due to comparison with the higher base of 2003, higher domestic inflation in 2004, and the expectation of higher interest rates in the near future that may affect consumers' decisions on long-term borrowing.
- For private investment, growth is expected to be sustained on the back of economic expansion, improvements in private business performance, and increased foreign direct investment. Public investment is likely to rebound with a growth rate of around 5.00-10.00 percent in 2004, after dropping by 6.00 percent in 2003. This growth in public investment will be supported by the government's improved fiscal standing, while the government has clearly shown that it will accelerate spending for infrastructure and other transport-related projects.
- Despite global economies likely gaining in 2004, Thailand's export growth may decelerate to 7.00-9.00 percent this year from 17.39 percent in 2003. This is due to several factors, including a comparison with 2003's higher base, the rising value of the Baht against the greenback, and moderating commodity prices in world markets which may affect the export value of major Thai agricultural produce. In addition, even though imports should likewise be cooling down in line with exports, 2004 import growth might probably exceed that of exports, as a result of increased domestic spending, particularly for investment. Thus, Thailand's 2004 trade and current account surpluses may decline, and the ratio of current account surplus to GDP is expected to soften to around 4.40-4.90 percent in 2004, from 5.64 in 2003 and 6.05 in 2002.
- With weaker oil prices, on average, especially in the second half of the year, Thailand's headline inflation in 2004 should be around 2.00-2.50 percent, up slightly from 1.80 percent in 2003. Although core inflation (excluding fresh food and energy) could edge up to 1.00-2.00 percent, over 0.10 percent in 2003, it is still lower than the ceiling of 3.50 percent set by the Bank of Thailand.

Therefore, we think that in 2004 the central bank is unlikely to be pressured into lifting the benchmark 14-day repurchase rate (R/P) to put a curb on inflation.

In conclusion, the Thai economy is likely to grow faster in 2004 as the avian influenza outbreak is expected to be brought under control and the damages are contained. The continued economic growth should contribute to rising demand for loans, thus resulting in a gradual reduction of excess liquidity in the banking system. Meanwhile, the fact that core inflation is expected to remain lower than the ceiling set by the Bank of Thailand while excess liquidity remains high, interest rates in the Thai banking system are likely to stay low, at least throughout the first half of 2004.

❑ Regulatory Changes

- **Changes in Credit Card Business Regulations**

On November 12, 2002, the Bank of Thailand issued directive BOT.FPG.(21)C.207/2545 regarding credit card businesses, effective January 12, 2003. This directive tightens the minimum income requirement and states that interest, penalties, fees, and other service charges on unpaid debts collected by commercial banks shall not exceed 18.00 percent per annum of the aggregate amount. In addition, fees and costs on the aggregate amount shall not exceed 3.00 percent per annum of the amount of cash withdrawn through the credit card, also effective January 12, 2003. On January 7, 2003, the BoT issued a directive, BOT.FPG.(22) C.49/2546, concerning rules, procedures and conditions on bank credit card business. This directive also clarifies limitations on service fees and penalties incurred in debt collection, stated in directive BOT.FPG.(21)C.207/2545, dated November 12, 2002. On February 25, 2003, the BoT issued directive BOT.FPG.(21)535/2546 clarifying the qualifications for cardholders in bank credit card business, including renewals of cards of existing cardholders.

As the Bank's interest is below the BoT's 18.00 percent ceiling, the impact of these three directives on the Bank's current interest income is likely to be minimal. However, to have fee collection records meet BoT requirements, the Bank had to improve a debt processing system, thus raising operational costs.

- **Changes in Accounting Procedures for the Purchase and Transfer of Debts**

On December 3, 2002, the Bank of Thailand issued directive BOT.FPG.(31)C.2775/2545, regarding accounting procedures for the purchase and transfer of debts, as well as supervision guidelines. This directive provides guidelines for the classification of items in financial statements relating to purchased or transferred restructured debts, to comply with the Institute of Certified Accountants and Auditors of Thailand's standards and to promote clearer supervision. On February 27, 2003, the Bank of Thailand also issued directive FPG.(31)C.29/2546, concerning the sending of the BoT's notification, dated February 5, 2003, defining non-performing assets and other regulations that asset management companies (AMCs) must follow. According to these two directives, if commercial banks' AMCs transfer their restructured loans from investments-in-receivables, recorded at

cost, to loan items, the amount must be recorded at fair value. In addition, the difference between cost and fair value must be immediately recognized in profit and loss statements as of the transferal date. This practice came into effect for financial statements as of December 31, 2003, or thereafter. This led to an increase in the Bank's share of profits from investments using the equity method in 2003. For non-restructured loans, these amounts must be booked as investments-in-receivables and recorded at cost.

In addition, the Bank's recognized interest income, on a cash basis, will be lower than recognized interest income under the old criteria, which was based on an accrual method. However, when considered over the entire period of restructuring agreements, AMCs' operating performance under the new criteria will not substantially change from that under the old criteria and have no significant impact on the Bank's operating results.

The effects of changes in accounting procedures of the asset management subsidiaries in the Bank's consolidated financial statements are shown below:

(Million Baht)

	Changes on Consolidated Financial Statements
As of December 31, 2003	
Decrease in long-term investments - net	6,939
Increase in investments in subsidiaries and associated companies - net	-
Increase in loans - net	12,251
For the year ending December 31, 2003	
Decrease in interest income on loans	(1,265)
Decrease in interest income from investments	(1,247)
Decrease in bad debt and doubtful accounts	2,008
Increase in gains on transfer of financial assets	2,578
Increase in share of profits from investments on equity method	-
Increase in net income	2,074
Increase in earnings per share	0.88

- **Changes in Definition of Non-Performing Loans**

On January 16, 2003, the Bank of Thailand issued directive BOT.FPG.(22) C.7/2546 regarding the redefinition of non-performing loans and preparation of reports to the BoT. In this directive, commercial banks are instructed to record previously written-off doubtful debts that have been fully provisioned at 100 percent as non-performing loans and in total loans. In so doing, both the total amount of NPLs and the ratio of NPLs to total loans reported by commercial banks necessarily increase.

- **Changes in Loan Classification Criteria**

On March 4, 2003, the Bank of Thailand issued directive BOT.FPG.(21) C.32/2546, concerning the sending of notification of the directive dated February 28, 2003, regarding worthless or irrecoverable assets of commercial banks, as well as doubtful assets that may be worthless or irrecoverable. This directive instructs commercial banks to record back on their books any previously written-off doubtful debts that have been fully provisioned at 100 percent. However, as the Bank had already added back such debts onto accounting for the period ending December 31, 2002, this directive did not affect the Bank's performance in 2003.

1.2 Direction of Business Operations

❑ KASIKORNBANK in 2003 and Outlook in 2004

In 2003, the Bank continued to improve our business through aggressive initiatives in line with fast changing economic, banking and financial environment. We believe that innovation helps create new opportunities, thereby enhancing our growth potential. Competitors have been divided into several categories, including the large private Thai banks, state-owned banks, foreign-owned banks, small-to-medium sized Thai banks and the non-banking financial companies. Each group has employed specific strategies to match different customer segments. The Bank also improved our business operations by using the Balanced Scorecard concept as a tool to effectively achieve our goals, while incorporating the Value Creation concept to align goals and operations of all units.

In the midst of intensified rivalry and other external factors, strategies are continually reviewed. The Bank's main strategies, based on the Balanced Scorecard concept, are shown in the following chart:

- **KASIKORNBANK Strategy**



Corporate Strategy
Financial perspective
Long term sustainable profitability
Improve asset quality
Achieve fair risk-adjusted interest margin
Grow non-interest income portion
Customer perspective
Improve value to customers
Strengthen brand & image
Internal process perspective
Improve portfolio and risk management
Build product/channel development capability
Increase operational efficiency
Improve IT capability
Achieve information sufficiency stage
Learning & Innovation perspective
Build corporate environment to support vision and strategy
Strengthen management innovation & leadership
Achieve optimum number of staff with requisite skills & competencies
Motivate workforce

- **Strategic Programs in Running a Modern Banking Business**

In order to achieve our goals and to ensure that operations are in line with our vision and values, the Bank has developed eight strategic programs:

Program 1: Customer Relationship Management (CRM) Development Program

This program developed sales and service deliveries through a customer relationship management system. In 2003, the Bank opened 23 Business Banking Centers, a Platinum Signature Center, and 18 In-Store branches, and is planning to open more of these centers in 2004. The customer relationship management system has already been developed and will be implemented in 2004.

Program 2: Credit Transformation (CT) Program

This program creates a new credit culture and develops sound underwriting standards and efficient and effective risk management. The Bank has developed tools and systems to maintain credit quality, minimize credit risk, while promoting solid new business development. In 2002, a new credit approval process was instituted for corporate business customers nationwide and to retail business customers in Bangkok and its Metropolitan region. In 2003, the Bank also developed support systems for loan origination and debt collection, which are expected to be ready for some customer groups in 2004.

Program 3: Fee-based Business Development (FBD) Program

The main objective of this program is to enhance the Bank's fee income and to increase market share using the Trade Finance Project (TF) and the Electronic Delivery System & Cash Management Project (EDCM). For TF, the Bank will separate customer relationship management from operational units, as the latter will be relocated to Centralized Processing Centers, which are core units that will handle all business operations. The sales force personnel can thereafter focus primarily on marketing and customer service. In the EDCM Project, a full-time online electronic banking system was developed, with cash management, trade finance and foreign exchange services included. In 2003, the Bank enhanced a cash connect system that allows customers to conduct their financial transactions via computer systems, using a "Secure Pass" system to ensure transaction security.

Program 4: E-Approach Development (EAD) Project

This project prepares the Bank for efficient use of Internet technology and improves the Bank web-site to achieve higher public recognition. In addition, Internet-based transactions have been made more secure. The project focus has been on swift implementation and broad categories of information to provide better service to all.

Program 5: Centralized Back Office (CBO) Reconfiguration Program

All operational units will be placed under the supervision of the Central Operations Department in order to improve efficiency and allow the branches to focus primarily on sales and customer service. Work processes and centralized operations tasks are being streamlined, and training courses are provided to enhance employee's skills in sales and service. The centralization of back office operations for all branches in Bangkok and its Metropolitan region was completed in 2002 and

will be continuously improved under the supervision of the Central Operations Department.

Program 6: IT Infrastructure Development (ITD) Program

Great emphasis has been placed on the continuing development of our IT infrastructure and a secure database to meet changing requirements. In 2003, to prepare for changes in our core banking system and to promote greater efficiency, the Bank developed a Customer Information System and created a linkage between operational systems through the use of an Enterprise Application Integration (EAI) system. An improved data warehousing system is also underway.

Program 7: Value-Based Management (VBM) Program

The program was designed to help align the Bank's units and employees' goals. The Balanced Scorecard concept has been adopted as a management tool to provide a framework for strategy using several linked perspectives. A Profitability Analysis (PA) system has also been developed for use in reviewing business groups, departments, products and customers. Visions and strategies under the Balanced Scorecard concept have been applied to every operational level and were monitored and evaluated to ensure that all operations comply with the Bank's goals.

Program 8: Human Resources Management Development (HRMD) Program

The Bank has targeted the development of effective human resources management comparable to international standards. To achieve effective management and placement of key personnel, the Bank has implemented performance evaluations and new compensation plans (Performance-Based Compensation), while establishing a database system to foster planning and human resource management tasks. In 2003, various programs such as position restructuring, compensation system development, and career development were initiated to attract and retain high-caliber personnel, and to provide them with better opportunities to fully utilize their potential.

❑ Corporate Governance [1]

The Bank strongly believes that conducting operations in accordance with world-class corporate governance standards are critical for reaching the Bank's primary objective of maximizing shareholder and stakeholder value. In 2003, the Bank regularly monitored risk and revised our operations to comply with new government regulations. To further promote good corporate governance and management, the Bank

- Improved guidelines for good corporate governance practices for the President's evaluation program, which was overseen by the Board of Directors and the President himself. The program is documented in writing and follows the same good corporate governance practices used

---

[1] For further details, please consult the **Annual Report.**

by other leading international organizations.

- At the Board of Directors Meeting No 3/2003, on April 3, 2003, it was agreed to upgrade the Internal Risk Management Sub-committee to being the Risk Management Committee.
- Revised regulations to comply with BoT practices regarding the structure of the Board of Directors to encourage good governance in banking operations.
- Initiated guidelines for management audits to establish a coherent planning, implementation, control, and problem solving, through a revision of management and operational systems. This management audit is expected to help ensure internal operational harmony.
- At the Board of Directors Meeting No 12/2003, on November 27, 2003, the Board approved establishment of guidelines and procedures for performance evaluations of the Board of Directors of the Bank. The evaluations will be conducted on overall performance of the Board of Directors and the performance of each member of the Board.

Board of Directors

The Board of Directors of the Bank is composed of individuals with sound knowledge, capabilities and broad experience in business. Each director is expected to participate in the governance of the Bank, independently and objectively, for the benefit of all shareholders and other stakeholders. The duties and responsibilities of directors are defined in the Board of Directors Charter. The Board is comprised of 9 independent directors so as to ensure quality judgements, free of bias, in all issues. Directors are initially appointed for 3 years, and may be reelected for further terms by shareholders. The role of the Board is to oversee the Bank's management, ensuring that management continually strives for superior performance, taking into account all possible risks.

The relationship between the Board and Management Committee is one of partnership. The President, as Chairman of the Management Board, is responsible to the Board for the day-to-day management of the Bank, while the Board provides strategic overview, tactical input, and monitoring of corporate governance, implementation and results.

The Board of Directors has established four Sub-committees to assist the Board in fulfilling its responsibilities, their purpose being to consider in greater depth than is practical at Board meetings, matters for which the Board retains responsibility. The type and composition of Board Committees is reviewed annually by the Board. The minutes of committee meetings are circulated to all Directors for their information, and for formal recognition by the Board. This provides directors with an opportunity to seek additional information and/or to comment and express views on issues being addressed at Committee level. Roles and responsibilities of the Board and Sub-committees are documented in writing.

Corporate Governance Committee

The Corporate Governance Committee is made up of four directors appointed by the Board. Its main responsibility is to oversee business practices and the conduct of the Board of Directors, Board committees, management and other employees. This helps ensure compliance with the Statement of Corporate Governance Principles and Bank policies, laws and regulations, as well as the policies of government agencies and institutions supervising commercial banks.

To undertake these responsibilities, the Corporate Governance Committee has established and reviews the Bank's Code of Conduct, as prescribed in the Statement of Corporate Governance Principles. Other duties include reviewing policies, principles and guidelines for the Good Corporate Governance Practices, and making recommendations on ethics and the Code of Best Practices in business operations to ensure that corporate governance principles are effective in practice.

Audit Committee

The Audit Committee is composed of four independent directors. It oversees risk management, internal control, financial report and audit processes to ensure compliance with laws and regulations, and the Bank's Code of Conduct. The external auditor and the Head of the Internal Audit Department may be invited to attend meetings of this Committee. Management may be required to attend Audit Committee meetings, which would then be held separately for management and the external editor. At least six Audit Committee meetings are held each year.

Ultimate responsibility, however, for the approval of the annual, semi-annual and quarterly financial statements rests with the Board.

Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee is composed of four non-executive directors. It recommends qualified director candidates to be appointed as Board membership to the Board of Directors. Other duties include reviewing benefits and compensation for the Board of Directors prior to approval by the General Meetings of Shareholders, and overseeing the formulation of remuneration policy for the President and senior executives in compliance with the Bank's business strategies.

Risk Management Committee

The Risk Management Committee consists of the President, as Chairman, a total of twelve directors and senior executives from the business groups. The Committee is responsible for monitoring and controlling the magnitude of risks incurred by operations, as well as providing recommendations to the Committee regarding risk management policy, standard practices, strategies, and risk evaluations. Other responsibilities include identifying, evaluating, and managing the Bank's policies, credit, market, liquidity, and operational risks. This Committee reports to the Audit Committee and the Board of Directors on the Bank's portfolio exposure and changes in risk appetites.

In 2003, the Bank received eight awards for good management and corporate governance, as follows:

1. The Stock Exchange of Thailand (SET), in collaboration with the Thai Institute of Directors Association, Board of Trade of Thailand, the Federation of Thai Industries, and the Listed Companies Association, selected the Bank as one among the eight listed companies receiving the "2002 Board of the Year Awards". These awards were presented to companies that managed their business adhering to good governance principles.

2. On April 29, 2003, the Thailand Management Association (TMA), in cooperation with the Sasin Graduate Institute of Business Administration of Chulalongkorn University, released results of a poll for its "Thailand Corporate Excellence Awards 2002". Two excellence awards were given to the Bank, in "Corporate Excellence in Financial Management" and "Leadership Vision".

3. On June 12, 2003, the Bank received the "Best Managed Company in Thailand Awards in 2002" from the Euro Money magazine. The award was based on an opinion survey on the Best Managed Companies in Asia in 2002, by polling analysts from 150 leading research institutes and banks in Asia. The criteria included operating results, growth rates, and management quality.



4. On July 21, 2003, the Bank received three awards for good management and corporate governance in the "SET AWARD 2003", held by the Stock Exchange of Thailand (SET) and Money and Banking Magazine. These awards included -



   - "Best Corporate Governance Report Award" for listed firms with outstanding corporate governance reporting in accordance with SET regulations.
   - "Best Performance Award" for listed companies in various industries having distinguished financial position and operations in 2002. The Bank was selected as the company having the best performance in the financial industry.
   - "Best Chief Executive Officer Award" for the CEO who has demonstrated great vision, clearly set the company's goals and strategies, and achieved remarkable financial management, while also contributing to society.

5. The Bank received "The Bankers Awards 2003" from the globally-distributed "The Banker" magazine, which provides world financial institution data. The award was based on a survey of 124 financial

institutions worldwide having the best management and corporate governance, as well as sound prospects in the short-term and long-term will be selected.

6. From "Money and Banking" magazine's ranking of all banks in Thailand, KASIKORNBANK was awarded as "Bank of 2003" for having exceptional performance and efficient management. This was the Bank's second straight winning of this award after also winning it in 2002. The award was based on ranking the performance of all banks in Thailand during July 2002 to June 2003 by using financial ratios as criteria.


การเงินธนาคาร
BANK

7. The Bank received the "Disclosure Report Awards 2003" from the Securities and Exchange Commission (SEC) for the Bank's efforts and willingness in disclosing information. In addition, on November 19, 2003, the Bank received the "Popular Awards 2003" for having sound information disclosure, based on the views of investors and other data users' views.


CLOSURE
2003

8. The globally distributed investment information magazine, "IR Magazine" awarded the Bank with "Best IR by a Thai Company 2003". The award was based on a survey of 3,500 fund managers and investment personnel on quality, communications channels, information disclosure, and corporate governance of their public relations units.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

❑ Operating Performance in 2003

Operating Performance

(Million Baht)

			Changes	
	2003	**2002**	**Million Baht**	**Percentage change**
Income from interest and dividends	32,786	35,909	(3,123)	(8.70%)
Interest expenses	13,212	17,287	(4,075)	(23.57%)
Net income from interest and dividends	19,574	18,622	952	5.11%
Bad debts and doubtful accounts (reversals)	(12,826)	(3,304)	(9,522)	(288.20%)
Losses on debt restructuring	13,461	4,227	9,234	218.45%
Normalized provisions	800	800	-	-
Non-interest income	13,693	7,995	5,698	71.27%
Non-interest expenses	16,953	18,262	(1,309)	(7.17%)
Income tax expense	33	(75)	108	144.00%
Minority interest in net income	(32)	(23)	(9)	(39.13%)
Net Income	**14,814**	**6,684**	**8,130**	**121. 63%**

In 2003, the Bank's consolidated net income was Baht 14,814 million, increasing by Baht 8,130 million, or 121.63 percent, from last year. The increase was due to an increase in non-interest income of Baht 5,698 million, following gains on reclassification of investments totaling Baht 2,578 million. This was mainly attributable to the BoT's directives instructing AMCs to immediately recognize the difference between cost and fair value of their transferred restructured loans in their profit and loss statements as of the transferal date, mentioned in the Regulatory Changes section of the previous chapter. Further boosting non-interest income in 2003 was a rise in gains on investments totaling Baht 1,486 million, due to the improved capital market, and a rise in gains on exchange, amounting to Baht 837 million, mainly due to realized profits from the closing of foreign branches.

At the same time, non-interest expenses showed a decrease of Baht 1,309 million.

❑ Net Income from Interest and Dividends

In 2003, the Bank's consolidated net income from interest and dividends was Baht 19,574 million, rising by Baht 952 million, or 5.11 percent, over 2002. This was due to interest rate cuts, which, despite leading to a drop in interest and dividend income, but reduced interest expenses by a much greater amount, as the deposit base was larger than the loan base.

❑ Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, to facilitate analysis and monitoring of the Bank's allowance for doubtful accounts, doubtful accounts are divided into the following 3 categories:

- Allowances for doubtful accounts on normal loans based on BoT regulations.
- Allowances for doubtful accounts among other classified loans, and the revaluation allowance for debt restructuring per BoT regulations, and allowances maintained in excess of BoT regulations.
- Normalized provisions.

Previously, in accordance with BoT regulations, the Bank set a target for allowances on normal loans of 1%, which is included in the total allowances for doubtful accounts. However, from the third quarter of 2003 onward, the Bank set aside an allowance for this category in proportion to the net increment of normal loans, using the level of normal loans as of June 30, 2003, as the base reference for calculations of this allowance in 2003. As a result, in 2003, the Bank has thus incurred loan loss expenses due to an increase in normal loans equal to Baht 587 million, following an increase in normal loans from Baht 393,791 million as of June 30, 2003, to Baht 452,506 million as of December 31, 2003.

Regarding normalized provisions, the Bank has targeted normalized provisioning of 0.50 percent of total loans for both performing and non-performing loans. Normalized provisioning has been gradually accumulated on a quarterly basis starting from the second quarter of 2002. For 2003, the Bank set up normalized provisions of Baht 800 million, resulting in an accumulated amount of Baht 1,600 million as of December 31, 2003.

❑ Non-interest Income

In 2003, the Bank's consolidated non-interest income was Baht 13,693 million, increasing by Baht 5,698 million, or 71.27 percent, over 2002. This was generated from gains on reclassification of investments totaling Baht 2,578 million, following the aforementioned new BoT regulations.

Also contributing to the increase in non-interest income were rises in gains on investments and gains on exchange amounting to Baht 1,486 million and 837 million, respectively. Larger gains on investments were due to a buoyant capital market in 2003 as compared to 2002, which led to higher profits on the sales of

bonds and securities, increased value of investments in some securities, and lower allowances for impairment of investments in securities. As for gains on exchange, the increase was mainly due to realized profits from the closing of foreign branches. Also leading to the rise in non-interest income was an increase in fee and service income amounting to Baht 292 million, mainly due to increased fee and service income from financial services.

❑ Non-interest Expenses

The Bank's consolidated non-interest expenses in 2003 were Baht 16,953 million, declining by a total of Baht 1,309 million, or 7.17 percent, from 2002. The decrease was due to a decline in taxes and duties amounting to Baht 368 million and a drop in premises and losses on impairment of foreclosed properties totaling Baht 329 million, as there were less transfers of assets compared to 2002. Also contributing to the drop in non-interest expenses were decreases in equipment and personnel expenses totaling Baht 155 million and 54 million, respectively. Other expenses also dropped.

2.2 Financial Position Analysis

Financial Position

(Million Baht)

			Changes	
	Dec 31, 2003	**Dec 31, 2002**	**Million Baht**	**Percentage change**
Assets	**821,331**	**760,782**	**60,549**	**7.96%**
Liabilities and Shareholders' Equity				
- Total liabilities	772,518	725,337	47,181	6.50%
- Total shareholders' equity	48,813	35,445	13,368	37.71%
Total Liabilities and Shareholders' Equity	**821,331**	**760,782**	**60,549**	**7.96%**

❑ Assets

As of December 31, 2003, the Bank's total consolidated assets were Baht 821,331 million, increasing by Baht 60,549 million, or 7.96 percent, over the end of 2002. The items having significant changes are as follows:

- Loans, as of December 31, 2003, were at Baht 547,918 million, rising by Baht 41,715 million, or 8.24 percent, over the end of 2002. This followed an increase in net-of-repayment loans totaling Baht 44,797 million, offsetting the write-off of bad loans from debt restructuring and legal liquidations of Baht 11,232 million.

- Securities purchased under resale agreements, as of the end of December 2003, totaled Baht 31,710 million, increasing by Baht 13,310 million, or 72.34 percent, over the end of 2002. This rise was due to the Bank's increased liquidity.
- Interbank and money market items, as of December 31, 2003, totaled Baht 104,922 million, increasing by Baht 10,082 million, or 10.63 percent, from the end of 2002. This increase was due to an increase in term deposits abroad, following higher returns.
- Cash, as of December 31, 2003, was at Baht 18,699 million, increasing by Baht 8,935 million, or 91.51 percent, from the end of 2002. This was due to the Bank's increase of cash reserve to prepare for customer needs during the New Year holiday.
- Net investments, as of December 31, 2003, stood at Baht 135,254 million, decreasing by Baht 29,610 million, or 17.96 percent, from the end of 2002, as part of investments came due.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of December 31, 2003, were Baht 772,518 million, increasing by Baht 47,181 million, or 6.50 percent, over the end of 2002. The liabilities that changed significantly are as follows:

- Deposits, as of December 31, 2003, were Baht 684,946 million, rising by Baht 33,553 million, or 5.15 percent, over the end of 2002. The increased deposits were mainly in savings accounts.
- Long-term borrowing, as of the end of December 2003, totaled Baht 59,841 million, increasing by Baht 11,285 million, or 23.24 percent, over the end of 2002. The increase was due to the issuance of subordinated debentures of KASIKORNBANK PLC. No. 3 of Baht 12,000 million.

As of December 31, 2003, total shareholders' equity was Baht 48,813 million, increasing by Baht 13,368 million, or 37.71 percent, over the end of 2002. This was due to a decrease in retained losses of Baht 14,949 million, following an increase in the Bank's consolidated net income of Baht 14,814 million in 2003.

❑ Relationship Between Sources and Uses of Funds

As of December 31, 2003, the funding structure as shown in the Consolidated Financial Statement comprised Baht 772,518 million in liabilities and Baht 48,813 million in shareholders' equity, resulting in a liability-to-shareholders' equity ratio of 15.83. The major source of funds on the liability side was deposits, which accounted for 83.39 percent of the total. Other sources of funds included interbank and money market items and borrowing, which accounted for 0.86 percent and 7.29 percent of the total, respectively.

The Bank and its subsidiaries' major use of funds was loans. As of December 31, 2003, loans amounted to Baht 547,918 million, resulting in a loan-to-deposit ratio of 79.99 percent. For the remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements, and investments in securities.

The major sources and uses of funds as of the end of December 2003 are categorized by contractual maturity periods in the following table:

The Bank and its Subsidiaries' Major Sources and Uses of Funds

(Million Baht)

	Deposits				Loans			
Period	**2003**	**%**	**2002**	**%**	**2003**	**%**	**2002**	**%**
≤ 1 year	676,843	98.82%	638,654	98.04%	357,154	65.18	337,303	66.63%
> 1 year	8,103	1.18%	12,739	1.96%	190,764	34.82	168,900	33.37%
Total	**684,946**	**100.00%**	**651,393**	**100.00%**	**547,918**	**100.00**	**506,203**	**100.00%**

Note: Details of deposits and loans appear in the item, "Liquidity Risk Management" in the Analysis of Remaining Maturity of Assets and Liabilities.

The Bank and its subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of December 2003 totaled Baht 676,843 million, rising by Baht 38,189 million, or 5.98 percent, over Baht 638,654 million at the end of 2002. Deposits with remaining maturities of over 1 year at the end of December 2003 were Baht 8,103 million, dropping by Baht 4,636 million, or 36.39 percent, from Baht 12,739 million at the end of 2002.

At the end of December 2003, the Bank and its subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 357,154 million, rising by Baht 19,851 million, or 5.89 percent, over Baht 337,303 million at the end of 2002. Loans with remaining maturies of over 1 year amounted to Baht 190,764 million, increasing by Baht 21,864 million, or 12.94 percent, from Baht 168,900 million at the end of 2002.

From the above table, it can be seen that as of December 31, 2003, deposits with remaining maturities of less than or equal to 1 year were higher than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, it is likely that the deposits will remain with the Bank longer than their stated contractual maturity, as most deposits are renewed when their maturity comes due. This helps to support the Bank's lending. The Bank also increased the proportion of loans with remaining maturities of less than or equal to 1 year by issuing subordinated debentures, with a ten-year maturity, totaling Baht 12,000 million in October 2003.

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of impairment of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of December 2003 and December 2002, are shown below:

(Million Baht)

Type of Investments	Dec 31, 2003	%	Dec 31, 2002	%
Debt Instruments	**127,870**	**944%**	**148,145**	**89.86%**
Government and State Enterprise Securities				
• Trading Investments	806	0.60%	6,988	4.24%
• Available-for-sale Investments	69,260	51.21%	55,787	33.84%
• Held-to-maturity Investments	26,140	19.33%	45,881	27.83%
Private Enterprise Debt Instruments				
• Trading Investments	369	0.27%	-	-
• Available-for-sale Investments	4,157	3.07%	5,862	3.56%
• Held-to-maturity Investments	864	0.64%	425	0.26%
Foreign Debt Instruments				
• Available-for-sale Investments	17,401	12.86%	19,175	11.63%
• Held-to-maturity Investments	8,873	6.56%	14,027	8.50%
Equity Securities	**7,232**	**5.35%**	**16,569**	**10.05%**
Available-for-sale Investments	1,347	1.00%	1,883	1.14%
General Investments	5,362	3.96%	13,406	8.13%
Investments in Subsidiary and Associated Companies	523	0.39%	1,280	0.78%
Other	**152**	**0.11%**	**150**	**0.09%**
Total Investments – Net	**135,254**	**100.00%**	**164,864**	**100.00%**

❑ Capital Investments

In 2003, the majority of capital investment was for information technology (IT), totaling Baht 1,970 million. Other capital investments of Baht 490 million were also made to enhance service efficiency.

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement for the end of December 2003 totaled Baht 18,699 million, increasing by Baht 8,935 million over the end of 2002, due to the following activities:

- Net cash used in operating activities totaled Baht 13,939 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) increased by Baht 10,031 million, while securities purchased under resale agreements rose by Baht 13,310 million. At the same time, loans and deposits showed increases of Baht 48,601 million and 33,553 million, respectively.
- Net cash from investment activities was Baht 10,892 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 40,575 million, redemption of debt instruments held to maturity of Baht 54,311 million, cash payments for available-for-sale investments of Baht 53,555 million, and cash payments for debt instruments held to maturity of Baht 30,918 million.
- Net cash from financial activities totaled Baht 11,982 million, due to cash received from an issuance of subordinated debentures totaling Baht 12,000 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of December 31, 2003, the Bank and its subsidiaries had a capital base of Baht 95,075 million, comprising Tier-1 capital totaling Baht 56,871 million, and Tier-2 capital totaling Baht 38,203 million. The capital adequacy ratio of the Bank and its asset management companies, Phethai and Ploy AMCs, equaled 17.48 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent. Details are as follows:

Capital Adequacy Ratios*

	Dec 31, 03	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02
Tier-1 Capital	10.46%**	10.73%	8.82%	8.27%	8.44%	8.48%
Tier-2 Capital	7.02%	4.92%	5.05%	5.01%	5.90%	5.84%
Total Capital Requirements	17.48%**	15.64%	13.87%	13.28%	14.34%	14.32%

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Board of Directors, per Bank's regulations. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, in the case of a net loss, the loss must be deducted from capital immediately.

** Not including the second period's net profits as of December 31, 2003. Should the second period's net profits, as of December 31, 2003, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 11.18 percent and 18.20 percent, respectively.

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and borrowing, in compliance with BoT regulations. As of December 31, 2003, the Bank had cash and deposits at the Bank of Thailand, including eligible securities, totaling Baht 149,185 million.

❑ Credit Ratings

In 2003, Moody's Investor Services raised its credit rating on the Bank, while Standard & Poor's upgraded its outlook for the Bank's long-term debt. In addition, Fitch Ratings assigned ratings on the Bank's long-term subordinated debt as shown in the following table.

Credit Ratings Agency	December 31,	December 31,

	2003	2002
Moody's Investors Services ***		
Long-term - Debt	n.a.*	n.a.*
- Subordinated Debt	Baa2	Ba2
- Deposit	Baa1 **	Ba1**
Short-term - Debt/Deposit	P-2	NP
Outlook	Stable	Stable
Standard & Poor's ***		
Long-term - Debt	BB	BB
- Subordinated Debt	B+	B+
Short-term - Debt/Deposit	B	B
Outlook	Positive	Stable
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB-	BBB-
- Subordinated Debt	BB+	n.a.
Short-term - Debt/Deposit	F3	F3
Outlook	Stable	Stable
National credit ratings		
Long-term - Debt	AA-(tha)	AA-(tha)
- Subordinated Debt	A+(tha)	n.a.
Short-term - Debt/Deposit	F1+(tha)	F1+(tha)
Outlook	stable	stable

Remarks * Moody's Investor Services does not assign ratings on the Bank's long-term debt.

** Long-term deposit is rated only by Moody's Investor Services.

*** The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are from Baa3, from BBB- and from BBB-, respectively. For short-term credit ratings, the investment grade for these three agencies is from P-3, A-3, and F3, respectively.

3. Operations of Business Groups

3.1 Business Overview

KASIKORNBANK's operations are divided into three main groups:

1. **The Corporate Business Group** is responsible for overseeing customer relationships with corporate customers. The main products of the group include loans, trade finance, cash management services, foreign exchange, corporate finance and securities services.
2. **The Retail Business Group** is responsible for supervising customer relationships with retail business and individual customers. Various products are offered to fulfill customer needs such as retail business loans, consumer loans and credit cards. This group also provides service to customers through branch channel network, direct sales teams, a call center and other electronic channels.
3. **The Treasury Group** is responsible for managing the assets and liabilities of the Bank, including trading securities, foreign exchange and derivatives.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million per annum. To enhance product presentation and financial services, the Corporate Business Group divides its customers into 3 segments: multi-corporate banking, corporate banking, and business banking segments. The main products of the group include loans, trade finance, cash management services, foreign exchange, corporate finance, and securities services.

❑ Customer Segment

- **Multi-Corporate Banking Segment**

Overview

This unit provides sophisticated financial products and services for multi-corporate and investment project customers. One of the main services is capital financing services, which include end-to-end financial offerings such as loan arrangement services, financial advisories, debt instrument underwriting and a complete range of products such as working capital financing, trade finance, tailor-made loans, project finance lending and syndicated loans. Other financial services include advisory services, cash management, and foreign exchange.

Changes in Operating Environment and Business Operations

In 2003, amid intense competition for corporate business, the Bank achieved higher-than-target loan growth, due to continued expansion in the domestic manufacturing sector, especially during the fourth quarter. Although domestic business during the first half of 2003 was affected by the US-led war on Iraq and the outbreak of the SARS, fluctuations in returns in the debt market helped increase loan demand from banks. Fee-based income also increased, especially from

corporate finance, domestic credit product, and letters of indemnity-borrowing, as the Bank gained new customer groups, including automobile manufacturers, leasing businesses, and conglomerates. To capture these new customers, various strategies were employed, including the introduction of new products designed to better fit customer needs and provide better service. In addition, the Bank also focused on establishing sound and lasting relationships with customers through the Bank's widely accepted image and well-trained staff.

- **Corporate Banking Segment**

Overview

This unit provides a full range of financial products and services to corporations with sales volumes of Baht 400-5,000 million per annum. Capital financing services include financial products, such as working capital financing, capital expenditure loans, project finance loans, and trade finance. Other financial services include cash management, foreign exchange and advisory services.

Changes in Operating Environment and Business Operations

A strategy of countering uncertainties and intense competition has been used since 2002, and our operating results in 2003 have remained on-target, particularly in trade finance, which has shown high growth, in line with the country's current export and import growth. Fee-based income also increased, as the Bank gained new customers, while also successfully expanded corporate finance services, particularly domestic credit product, letters of indemnity-borrowing, cash management, and foreign exchange service.

- **Business Banking Segment**

Overview

This unit provides financial services to corporations with sales volumes of Baht 50-400 million per annum in Bangkok and upcountry. Corporate Relationship Managers deliver a full range of domestic credit, trade finance, and cash management products to meet the needs of this growing segment.

Changes in Operating Environment and Business Operations

Despite strong interest rate competition, the interest rate spread in loans extended to the business banking group has been maintained. The Bank continued to focus on domestic credit products. Due to continued credit extension, our fee-based income rose above target, especially in letters of indemnity-borrowing, and cash management services. The Bank's strategy has been to retain existing customers with constant growth and sound credit records, while also seeking new customers, especially SME customers, through the introduction of a new range of products, as well as complete services with superior efficiency.

❑ Product Group

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Overview

There are two domestic credit product categories: working capital finance

(overdrafts and promissory notes), and investment & capital financing (several types of loans). The Bank also offers several contingent bank guarantee products, such as letters of indemnity, avals and financial statement letters.

Changes in Operating Environment and Business Operations

During 2003, not only has the Bank developed new products to fit diverse business needs, it has also sped up credit approvals utilizing new technology and electronic channels. The Risk-adjusted Return on Capital (RAROC) system is used to achieve competitive and fair prices. With these, higher-than-target domestic credit expansion and fee-based income have been realized. To further enhance the efficiency of services, the Bank focuses on continual training for our staff to have greater knowledge about credit products and process.

- **Trade Finance**

Overview

Trade Finance offers for import business many types of letters of credit such as sight L/Cs at sight, term L/Cs, trust receipts, and bills for collection (B/C). Export business is offered several services such as export bills for collection under letters of credit and export bills for collection.

Changes in Operating Environment and Business Operations

Following intense competition and high growth in the country's exports and imports, various marketing campaigns and more service channels were used to increase market share, including additional International Business Centers, targeting at a total of 30 centers. To further facilitate transactions, a new electronic transferal form and express international check clearing service have also been provided.

- **Corporate Finance**

Overview

There are two major categories of services provided by Corporate Finance. ***Financial Advisory Services*** provide a full range of financial advisory services such as fund-raising services, debt restructuring, mergers and acquisitions, bond issuance advisories, and customer rating advisories. ***Corporate Finance Services*** provide end-to-end services including developing, marketing and distributing financial products for fund-raising. These services are offered through Bank facilities such as syndicated loans and project finance lending, and through debt capital market products, for which the Bank is a broker-dealer and underwriter. As for secondary market trading, the Bank is a bond-trading broker. In addition, Corporate Finance is a distributor of state enterprise bonds and is responsible for researching the debt capital market, the economy, foreign exchange and capital markets, as well as providing information to issuers and investors.

Changes in Operating Environment and Business Operations

In 2003, although the active bond market has attracted many financial institutions into the broker-dealer business, the Bank continued to be one of the top three underwriters with the largest market share in both private and public bonds

listed at the Thai Bond Dealing Center (TBDC). The main factor boosting interest in the bond market was a decline in returns in the debt market during the first half of 2003. This led corporate businesses to switch their funding to debt market instruments, including bond issues, totaling more than Baht 150 billion during the first nine months of 2003. Although the fluctuation of returns during the last quarter of 2003 caused some corporate businesses to postpone bond issues, fee-based income continued to rise.

As for syndicated loan and project finance services, fee-based income derived from syndicated loan increased, while financial advisory services were provided to several large projects. New capital market products were introduced and an improved credit structure was implemented.

- **Foreign Exchange Service**

Overview

Foreign exchange services and products for international trade include spot transactions and hedging instruments such as forward contracts and other financial derivatives.

Changes in Operating Environment and Business Operations

Due to exchange rate fluctuation, especially during the last quarter of 2003, the Bank offered a wider range of exchange rate risk management products, including new hedging instruments and arranging seminars relevant to this matter for customers. Staff was trained to promote understanding about risk and hedging.

In addition, due to a volatile trend in money market returns, financial derivative instruments are being developed to help reduce interest rate risks. These instruments are expected to be launched by the first quarter of 2004. The Bank is planning to develop derivative instruments for exchange rate risk and other risks.

To further enhance foreign exchange services, the Bank provided financial information through various media and improved contact channels, such as international centers and branches.

- **Cash Management**

Overview

Cash Management Services provide an efficient, effective, end-to-end solution in cash management, enabling more control over costs of funding, interest paid, liquidity, and time expended. There are 3 key services provided under Cash Management. **Collection management services** help companies manage check collection and/or cash from payments made by their customers. **Payment management services** facilitate payables management for companies by arranging scheduled payments to their account payables or other beneficiaries. These services also help companies improve their payment management efficiency. **Liquidity management services** manage customers' account receivables, account payables, plus other payments and collections to minimize interest paid.

Changes in Operating Environment and Business Operations

Aiming to be a leading collection bank, the Bank has continually improved our payment systems, including payments through an electronic system and

branches. The Electronic Bill Presentation and Payment (EBPP) system, and Online Direct Debit system, which allows payments to be automatically deducted through the Bank's electronic system, were developed to facilitate customers' payments. The Bank also utilizes a two-step password system to promote greater transaction security.

- **Securities Services**

Overview

Securities Services consist of custodial services for retirement funds, private funds, other mutual funds, and registrar services for bonds, securities, and mutual funds. The Bank also provides support service in syndicated loans such as acting as the security agent for collateral control, and facility agent for coordinating and controlling lenders and their borrowers to comply with agreements.

Changes in Operating Environment and Business Operations

In 2003, securities business continued to perform well, due to new BoT regulations permitting investments in foreign securities, and a series of interest rate cuts since the beginning of the year, which led depositors to invest more in mutual funds. This helped boost securities investment services in the mutual fund area, such as in custodial and registrar services.

To better serve and satisfy customers' needs, the Bank opened additional KBANK e-Custodian service for custodians and mutual fund supervisor customers during the fourth quarter of 2003. This service provides asset account information and news of corporate action via the Bank's website for asset management companies, private funds, retirement funds, and institutional and retail customers, both domestic and overseas.

Increasing custodial services to new customers is a new focus, especially to insurance companies, many of which have switched to use outsourced custodial services, due to lower cost. The Bank plans to extend custodial services to foreign investors, who are now using more of these services from domestic banks.

❑ Business Banking Center : BBC

The Corporate Business Group has established Business Banking Centers to improve sales and service to corporate business customers. In sales, current strategies include introductions of more products and loan facilities, and the promotion of better bank-customer relationships. On the service front, Centers not only provide a full range of financial services, and also simultaneously handle complex transactions, as well as standard banking transactions, commercial loans, and cash management services, with trade finance to be added in the near future. In 2003, 20 Centers were opened in Bangkok and the Metropolitan Region, 2 Centers upcountry, and there are plans to open a total of 26 Centers.

❑ Financial Position

Corporate Business Group Credits Classified by Customer Segment

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Dec 31, 2003	Dec 31, 2002	Million Baht	Percentage change
Corporate Business Group	**100.00%**	**160,004**	**129,500**	**30,504**	**23.56%**
Customer segment					
Multi-corporate Banking Segment	28.84%	46,146	31,508	14,638	46.46%
Corporate Banking Segment	36.48%	58,372	49,462	8,910	18.01%
Business Banking Segment	34.68%	55,486	48,530	6,956	14.33%

As of the end of 2003, the Corporate Business Group's total loans stood at Baht 160,004 million, increasing by Baht 30,504 million or 23.56 percent from the end of 2002. Categorized by customer segment, the increase in the Group's total loans in 2003 was mainly due to a 46.46 percent increase in multi-corporate banking segment's credit from the end of 2002. This was due to some multi-corporate banking businesses switching their funding to domestic loans, following an increase in rates in the debt market. The corporate banking segment's credit grew by 18.01 percent from the end of 2002, following higher trade finance credit for export-import related business, while the business banking segment's loans expanded by 14.33 percent.

Corporate Business Group Credits Classified by Product Group

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Jun 30, 2003	Dec 31, 2002	Million Baht	Percentage change
Corporate Business Group	**100.00%**	**160,004**	**129,500**	**30,504**	**23.56%**
Product group					
Domestic credit products	75.31%	120,496	97,260	23,236	23.89%
Trade finance	22.75%	36,400	27,147	9,253	34.08%
BIBF	1.68%	2,688	4,602	(1,914)	(41.60%)
Other loans	0.26%	420	491	(71)	(14.46%)

Categorized by product group, as of the end of December 2003, the products having the highest growth were trade finance loans, which increased by 34.08 percent over the end of 2002, due to higher volumes in export and import transactions. Meanwhile, domestic credit loans rose by 23.89 percent over the end

of 2002, though BIBF showed a decrease, due to customers cutting their foreign exchange exposures and domestic interest rates setting at near foreign interest rates.

3.3 Retail Business Group

The Retail Business Group is responsible for developing and managing customer relationships with retail businesses and individual customers. Based on monthly sales or income, customers are divided into 4 segments: owner-operators, platinum customers, middle-income customers, and transactors. To meet demands of each customer segment, Retail Business offers a wide variety of products, including loans and working capital lines for businesses, consumer loans, mortgages, credit cards, and deposit and fee-based products. Sales and service channels used include direct sales teams, the branch network, customer service centers, and electronic and telephonic channels.

❑ Sales and Service Channels

In order to reach retail banking customers, multiple service and sales channels are employed. In 2003, the Bank continued to improve the use of sales channels comprised of the following:

- **Branch Network**

This remains the primary channel for customers to conduct financial transactions with the Bank and certain product sales. To enhance acceptable cost-to-serve ratios, branches are classified into 2 groups, based upon their internal and external potential to facilitate sales and service to targeted customer segments in a highly efficient manner.

Bangkok and the Metropolitan area: Branches in Bangkok and the Metropolitan area utilize reactive sales and service strategies, and are grouped into clusters to enhance management efficiency. Each cluster consists of differing branch types and sizes to ensure that each cluster is commensurate with the business potential and customer service requirements of a given location. Branches are divided into 3 groups as follows:

- **Retail Branches** provide financial services to customers in all segments, coordinate with Direct Sales Units to sell credit products to targeted customers as well as maintain customer relationships.
- **In-store Branches** aim to serve transactors and middle-income customers during non-traditional banking hours at locations such as malls, stores, offices, and in urban areas.
- **Transaction Outlets** focus primarily on providing and maintaining transaction services for customers, selling non-credit products, providing advice on Bank's products and encouraging credit and financial service through cross selling.

- **Upcountry:** Upcountry branches are classified into 2 groups as follows:
    - **Branch Clusters** for branches that are located near each other.
    - **Single Full Branches** are branches in many upcountry areas that cannot be clustered because they are located too far apart and are not convenient for customers. Such branches therefore are maintained and managed as a single unit.

- **Direct Sales Force**

Pursuing a proactive sales posture, the Bank uses a dedicated sales force, consisting of 5 units: the Specialized Services Unit, the Housing Loan Unit, the Consumer Loans and Credit Card Unit, the Business and Professional Unit, and the Platinum Signature Unit.

- **Alliance Partners**

Affiliated companies and alliance partnerships are used to source customers, develop products and services and to build brand awareness, including such activities as co-branded cards, loyalty program benefits, mutual funds, bancassurance, leasing and hire purchase.

- **Direct Marketing**

Promotes cross selling opportunities for existing customers and targeting of alliance customer basis.

- **KBANK e-Phone**

In 2003, KBANK e-Phone added additional services that can be done via the Bank' telephone systems such as credit card activation, charitable contribution payments, utilities payments, and other fee-based services such as sales and purchase of unit trusts. To minimize losses incurred from the loss of credit cards, ATM cards, and debit cards, additional phone lines were added, thereby facilitating card loss notification and quick replacement processing.

- **Platinum Phone service**

Dedicated phone numbers for Platinum customers were installed, offering general financial transactions and information, 24-hour access to service staff, and a message system when staff is not available. Platinum phone service also acts as a center for contacting platinum Relationship Managers when urgent matters arise.

- **KBANK Corporate Call Service**

To promote relationships with corporate customers, The Bank opened service centers in selected branches. Check purchases, product and service information advice, and problem resolution are a few of the many customer benefits offered by these centers.

- **KBANK e-ATM**

In 2003, to enhance our ability to meet the needs of an increasing number of ATM/debit card customers, the Bank installed 80 additional ATM machines, bringing the total number to 1,184. To further expand our customer base, the system payments to the TOT Corporation and to the Metropolitan Electricity Authority to be processed through the e-ATM system.

- **KBANK e-Internet Banking**

To increase Internet banking usage, beginning in 2003, applications for Internet banking can be processed through our ATM machines. Additional new features also offered, including e-Internet service for transactors and KBANK e-BizLink for medium and small business customers. As of the end of 2003, the Bank had over 16,000 e-Internet banking customers, both personal and corporate.

- **KBANK e-Mobile Phone Banking**

In July 2003, the Bank, in cooperation with Hutchison Telecommunications (Thailand) Co., Ltd., launched a new e-mobile Phone Banking service under the name M'Wallet & Pay Station using the CDMA network. This new service provides bill payment facilities via mobile phone systems for more than 50 participating stores.

- **KBANK e-Commerce & m-Commerce**

Presently, more than 170 merchants use e-Commerce services, which are provided via Advance Info Service PLC. mobile phones. We are planning to expand the number of merchants using e-commerce services.

- **e-Cash Deposit Machines**

In 2003, 14 additional cash deposit machines were installed at all In-Store, New Look & Feel, and Coffee Banking branches, making a total of 51 machines. There are plans to install more every year.

□ Customer Segment

To efficiently meet customer needs, the Retail Business Group divides customers into the following segments:

- **Business & Professional Customer**

These are entrepreneurs and professionals who operate small businesses with turnovers of up to Baht 50 million. Such customers mainly need local currency for working capital funds. The focus is on reducing the cost of delivery to this sector and offering improved products and services to induce customers to make us their main bank.

- **Platinum Customer**

Platinum customers have monthly incomes exceeding Baht 100,000. The high net worth customers often use various types of the Bank's services such as savings accounts, loans, credit cards, as well as mutual funds and fixed income investment services. To maintain such customers, the Bank uses highly skilled Platinum Customer Managers and staff offering tailored asset and loan management advice. The Bank also established the Platinum Signature Unit to provide exclusive services for these customers, while regularly arranging special activities to promote better relations.

- **Middle Income**

These customers are wage earners with salaries ranging from Baht 15,000-100,000 and most of them currently have Bank credit cards and housing mortgages.

The Bank's Direct Sales units together with in-store branches, operating 7 days a week will continue to offer on a broad menu of financial products and services to this segment.

- **Transactor**

These are customers with incomes of less than Baht 15,000, most of who maintain only small balances on savings accounts but frequently visit branches for cash related transactions. The credit needs of this segment will be met through our partnership with Cetelem (Thailand) Co., Ltd. and through the development of debit card activated personal lines of credit.

❑ Product Group

In 2003, the Retail Business Group developed and improved products and services to each customer group as follows:

- **Retail Business Lending**

Overview

Retail Business Lending involves secured credit facilities to businesses, entrepreneurs and professionals for short-term and long-term commercial purposes. To meet the financial requirements of business customers, various financial products and services are provided, including overdrafts, promissory notes, term loans, bills of exchange, letters of indemnity, and bills of exchange acceptances.

Changes in Operating Environment and Business Operations

During 2003, competition in retail business continued to be strong, evidenced by a series of interest rate cuts. This was partly due to the government's SME lending stimulus measures. Continued excess production capacity in some industries and an upward trend of retail loan demand further intensified competition to gains new customers from the retail segments.

To retain existing customers and our competitiveness, our tactical thrusts in 2003 were aimed at speeding up credit approval processes, offering Business & Professional (B&P) Fixed Rate Loans, and promoting line utilization. Moreover, the Bank signed a guarantee contract for SME loans with the Small Industrial Finance Cooperation (SIFC) and credit lines were increased during the second half of the year. Throughout the year the Bank organized many seminars for customers nationwide, and issued a bi-monthly KBANK B&P Newsletter, which informs customers about general economic matters and the Bank's new products and services, plus other related information. Moreover, the Bank also cooperated with authorities in providing operation management advice to SME customers at the Thailand SME Expo, while carrying out research on B&P customer satisfaction and B&P customer segments and using those findings to adjust and develop products that meet customer needs.

- **Consumer Loans**

Overview

Consumer Loans offers a variety of products to serve the changing needs of individuals and households. Products include housing loans, Pitaksin loans, multi-purpose loans, KBANK Privilege loans, provident fund loans, loans for executive MBA study, and vehicle loans.

Changes in Operating Environment and Business Operations

In 2003, competition in housing loans remained strong, following the growing economy that helped to raise household incomes and increased housing demand in Bangkok and the Metropolitan Region. Also helping to boost housing loans were low interest rates and the government's property stimulus measures, including an extension of the title transfer fee-reduction and tax-exemption from 2002 to the end of 2003.

For 2003, to promote growth in housing loans, the Bank employed a product-based sales force and offered products with various interest rates, while organizing marketing campaigns such as setting up booths at many fairs. The Bank continued to arrange sales point activity to expedite housing loan demand, especially before the expiration of the government's property stimulus measures. In addition, in cooperation with project allies, special interest rates were offered to transactors and at the same time, the search for new project allies continued. In fact, marketing campaigns, especially the "Lucky Draw" project helped gain new customers.

- **Credit Cards**

Overview

To ensure the highest satisfaction of customers, the Bank has continuously developed and improved credit card services and programs, and maintained an upgraded network of almost 52,000 card accepting stores throughout Thailand. A broad array of products and services are offered: services classified by card usage (silver, gold, platinum cards for individual and corporate) and services classified by card issuer (KBANK Card, KBANK-VISA Card, VISA Card, KBANK-MasterCard and MasterCard Card).

Changes in Operating Environment and Business Operations

In 2003, the competition in credit card business remained intense, both in credit card products and share of card accepting stores. As for credit card products, the BoT's directives concerning credit card business regulations issued early in the year, the war in Iraq and the outbreak of the SARS during the second quarter, as well as increased spending during the Christmas and New Year holidays heightened the competition. To increase their competitive postures, credit card issuers employed various strategies such as marketing campaigns, credit card design and size changes which have been successful in other countries, installment purchase programs, and brand awareness building as evidenced by the variety and frequency of public announcements and media hype.

To increase fee-based income from credit card products, the Bank utilized various techniques, including the establishment of competitive programs for credit card agents and new product launches in cooperation with business allies such as

leading department stores, leading direct sales companies, state-enterprise unions, and Thammasat University. The Bank also continued to emphasize sustained card spending, through marketing campaigns in cooperation with the Tourist Authority of Thailand (TAT), department stores, merchants, restaurants, bookstores, and mobile phone distributors, as well as an establishment of installment purchase programs with the Bank's allies. At the same time, segment targeted strategies were conducted through the introduction of the Platinum Signature Card to Platinum customers and the Kurve Card to new generation users. All together, these sales promotion campaigns have led to an increase in credit card spending in 2003, with 310,000 new credit cards being issued.

The competition to increase share of card accepting stores continued to be strong in 2003, especially late in the year. This was partly due to an increase in the purchase of sales slips incurred through tourist transactions both domestic and overseas, which was in line with the increase in the number of cards. Credit card businesses have employed pricing schemes and organized sales promoting campaigns in cooperation with card accepting stores, while improving technology to enhance security of transactions via the Bank's electronic systems.

To increase the market share of card accepting stores, the Bank organized various marketing campaigns in cooperation with card accepting stores, especially hotel and tourism related businesses, and broadening the Bank's service offering in cooperation with the corporate business group or business allies. In cooperation with IBM (Thailand) Co., Ltd., the EDC Network was developed, which connects with the computer networks (LAN) of large-scale stores and their branches. The Bank also installed over 2,000 EDC machines at stores, which has helped reduce the Bank's interchange fee, while implementing new technology to be ready to handle new types of credit cards. At the same time, the Bank introduced TA Free Phone and opened 2 additional upcountry communication service centers, Prajinburi center and Kanjanaburi center, making a total of 30 centers nationwide. These centers will help reduce stores' communication costs, as well as the Bank's network investment cost.

- **Deposit and Fee-based Income**

Overview

The Bank continues to enhance the variety of deposit products in order to satisfy the needs of customers in different segments. A wide range of deposit and card access products are offered including savings accounts, fixed deposits, current accounts, *Taweesup* Special Fixed Deposit accounts, e-savings accounts, ATM cards, global ATM cards, KBANK e-Cash Card, KBANK Visa Electron cards, and KBANK e-web cards.

As for domestic fund transfers and payment services, the Bank has continued to improve services to fulfill customer needs using new technology and various electronic payment channels, such as the KBANK e-ATM, KBANK e-Phone, KBANK e-Mobile Phone Banking, and KBANK e-Internet Banking systems. Services being offered including domestic fund transfers through ATMs to any receiver who holds a bank account anywhere, bill payment services for mobile phones, credit cards, and cable TV, and a tax payment service through the Bank's electronic channels.

Changes in Operating Environment and Business Operations

To promote the Bank's image and to improve the customer information system, the Bank has modified application forms for various accounts, deposit slips, withdrawal slips, receipts for loan account repayment, checkbooks, all types of passbooks, ATM cards, as well as bank checks, drafts, and gift checks. To expand our customer base, various sales promotion campaigns for Debit and ATM cards were organized and automatic account link for individual customers was provided. The Bank also used a direct sales force for each specific customer group such as the establishment of the Platinum Signature Unit to provide services exclusively for Platinum customers, which focuses on delivering convenience, proper financial advice, and privilege to these customers.

As for bank note trading and traveler's check products, sales promotion campaigns were organized for frequent travelers and corporate business customers. To further increase fee-based income, in cooperation with Muang Thai Life Assurance Co., Ltd., the Bank started Bancassurance business, which offers life assurance counseling services. At the same time, to serve customers who prefer long-term investments and require consistent returns above current deposit rate, the Bank, in cooperation with KASIKORN Asset Management Co., Ltd., established the Ruang Khao Income 3 Fund (RKI3), for investments in long-term corporate debentures.

❑ Financial Position

- **Loans**

Retail Business Group Credits Classified by Products

(Million Baht)

	Percent of total RBG's loans	Loans		Changes	
		Dec 31, 2003	Dec 31, 2002	Million Baht	Percentage change
Total	**100.00%**	**224,185**	178,659	**45,526**	**25.48%**
Retail business lending	76.63%	171,789	146,376	25,413	17.36%
Housing loans	18.13%	40,653	25,895	14,758	56.99%
Credit card products	4.39%	9,848	5,524	4,324	78.28%
Other loans	0.85%	1,895	864	1,031	119.33%

As of December 31, 2003, the Retail Business Group's total outstanding loans were Baht 224,185 million, increasing by Baht 45,526 million, or 25.48 percent, over the end of 2002. The increase was attributable to rises in credit card products and housing loans, which showed increases by 78.28 and 56.99 percent over the end of 2002, respectively.

- **Deposit Products**

Proportion of Deposits (including financial institutions' deposits) Classified by Product Group as of December 31, 2003

(Million Baht)

	Percent of total RBG's deposits	Deposits		Changes	
		Dec 31, 2003	Dec 31, 2002	Million Baht	Percentage change
Total	100.00%	688,318	654,564	33,755	5.16%
Current account	5.74%	39,502	27,913	11,589	41.52%
Savings account	49.22%	338,822	281,711	57,111	20.27%
Fixed deposit account	45.04%	309,994	344,940	(34,946)	(10.13%)
3 months	34.66%	238,591	273,457	(34,866)	(12.75%)
6 months	0.80%	5,513	5,738	(225)	(3.92%)
1 year	6.58%	45,291	46,115	(824)	(1.79%)
> 2 year	2.99%	20,599	19,630	969	(4.94%)

As of December 31, 2003, the Bank's total deposits amounted to Baht 688,318 million, rising by Baht 33,755 million or 5.16 percent over the end of 2002, following an increase in passbook savings deposits, especially with individual depositors. The Bank's total deposits were recorded as the third largest deposits in the Thai banking system.

3.4 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equity securities, debt instruments, and derivatives. The goal is to manage investments to achieve maximum benefit within appropriate risk levels, and in line with the Bank's policies and governing authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies and BoT requirements. The Group manages investments for trading purposes, which are generally short-term investments, to provide service to customers, while conducting financial instrument transactions for trading purposes in the area of foreign exchange, debt instruments, and derivative instruments.

❑ Changes in Operating Environment and Business Operations

In 2003, the Treasury Group continued to manage interest rate risk, exchange rate risk, and liquidity. A full range of money and captial market related services were provided.

During 2003, although commercial banks' liquidity continued to rise over 2002, rates of return on both domestic and overseas transactions were uneven. During the first half of 2003 and early in the third quarter, rates of return moved lower, due to reductions in interest rates by the Bank of Thailand and the Federal Reserve at the end of the second quarter. With the decline in interest rates, investment strategies were to focus on investments that yielded more lucrative benefits within acceptable risk levels. To provide new alternatives for investment and risk management, the Treasury Group developed derivative instruments in cooperation with the Corporate Business Group. As for equity market investments,

the Bank followed the strategy of not expanding investments in equity securities, while reducing portfolios when the opportunity arises. For fixed income securities, the strategy was to adjust the investment scale to the current market situation.

However, during the fourth quarter of 2003, long-term rates of return on both domestic and overseas investments returned to an upward trend, due to optimism about the domestic and global economic outlook. Although the increase in rates of return was beneficial to the equity market, it has led to a drop in prices of debt instruments, thereby calling for an adjustment in investment strategy. This was to increase investments in the short-term money market, while investments in the long-term debt market will be taken when the opportunity arises. As for equity market investments, the Bank continued to follow the strategy utilized during the first nine months. At the same time, bilateral repurchase transactions with the BoT and private repurchase transactions in cooperation with other financial institutions were established.

For 2004, the Treasury Group's investment strategy is to increase fee-based income derived from derivative instruments and not expand investments in equity securities. The Group will also increase investments in high return products, especially structured products.

❑ Financial Position and Operating Performance

As of the end of December 2003, total investments of the Treasury Group were Baht 278,807 million, decreasing by Baht 3,555 million, or 1.26 percent, from the end of 2002. Investments in the money market accounted for 49.00 percent of the total investments, while investments in the capital market accounted for the remaining 51.00 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	2003	2002	Changes	
				Million Baht	Percentage change
Money Market	**34.36%**	**3,365**	**3,765**	**(400)**	**(10.62%)**
Interest income	21.78%	2,133	3,360	(1,227)	(36.50%)
Non-interest income	12.58%	1,232	405	827	204.20%
Capital Market	**65.64%**	**6,427**	**5,947**	**480**	**8.08%**
Interest income	45.50%	4,455	4,927	(472)	(9.58%)
Non-interest income	20.14%	1,972	1,020	952	93.33%
Total	**100.00%**	**9,792**	**9,712**	**80**	**0.82%**

In 2003, the Treasury Group's income totaled Baht 9,792 million, rising by Baht 80 million, or 0.82 percent, over 2002. This was due to an increase in non-interest income of Baht 1,779 million, mainly from increases in gains in foreign exchange and debt instruments. However, interest and dividend income declined by Baht 1,699 million, as a result of continuously declining market returns.

4. Risk Management and Risk Factors

4.1 Overall Risk Management

The Bank believes that effective risk management and risk control is vital to maximizing sustainable returns to shareholders. The overall risk management framework encompasses the following organizational structure:

- The Board of Directors has ultimate responsibility for approving all risk management policies and guidelines, setting risk limits and risk appetites, and ensuring the establishment of effective risk management systems and procedures in line with international standards.
- The Audit Committee is responsible for reviewing risk management procedures and the internal risk control system.

Furthermore, the Board of Directors has assigned the following Committees and Sub-committees to assist in managing various risks.

- The Risk Management Committee is responsible for overseeing and monitoring the risk management policies and overall risk profile under the policies and guidelines approved by the Board of Directors.
- The Asset and Liabilities Management Sub-committee is responsible for managing interest rate, liquidity, and foreign exchange risk.
- The Credit Policy Sub-committee is responsible for establishing credit policies that are in line with the Bank's strategies and credit risk appetite.

The day-to-day responsibility for measuring and monitoring all related risk has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools by converting all related risk into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital properly reflecting returns and risk levels.

4.2 Risk Management Principles

The Bank adheres to the following Risk Management principles:

- Defined Risk Management Policy
- Independent Risk Controls
- Integrated Risk Management
- Business Lines Accountable for Risk
- Risk-Adjusted Performance Measurement

4.3 Risk Management

❑ Credit Risk Management

Credit Risk Management Overview

Having completed Credit Transformation (CT) in Corporate Business Group and Retail Business Group in Bangkok and the Metropolitan Region since December 2002, the Bank was able to enhance the quality of credit risk management and promote efficiency with strong monitoring and control, as well as improved workflow in 2003. In order to ensure continuous improvement of credit process efficiency, the Bank has established working groups consisting of people from the related departments to follow up and monitor the project's efficiency and to recommend any improvements of credit risk management. In the year 2004, in the Retail Business Group, the Bank will roll out credit transformation to upcountry to enhance credit management standards and efficiency throughout the organization.

Moreover, Credit Transformation Project has reorganized the credit operations to be in accordance with the centralization of credit approval process and separation of sales and credit decisions to promote the Bank's transparency. Nevertheless, Relationship Managers and Underwriters do share the goal of credit quality and business development. Clear roles and responsibilities have been defined and disseminated to all staff levels. Credit management tools, including a credit policy manual, decision support models, and credit risk ratings, have been developed, and staffs have steadily received credit skills training based on internationally recognized curricula. Clear guiding principles and goals are used to increase value in credit operations, improve the credit culture, and foster a common credit language. Building the credit culture cannot happen overnight, it requires nurturing and continuous reinforcement. In 2003, the Bank had a number of activities such seminars, communication via several internally televised programs, and incorporate credit culture in staff's training. Consequently, due to the survey around the end of 2003, it revealed that credit staff has better understanding of credit culture and expected behaviors. The survey also provided areas of potential culture improvements.

Credit Policies and Credit Risk Management Tools

In 2003, the Bank continued to improve credit risk management tools to enhance credit risk management efficiency. Business strategies based on acceptable risk appetite were established in order to define clearer operational targets for staff. These business strategies are translated into a consistent set of credit policies and action plans that cover all customer segments and all product lines. Minimum qualifications for credit eligibility are established within these policies and guidelines, which comply with the rules and regulations of the Bank of Thailand. Credit policies are regularly reviewed and updated to ensure that they are in line with guiding principles and rationale and are always available for staff through the Bank's online information system.

Credit risk management tools are essential to assessing the credit risk of customers and of the credit portfolio. Customer and industry risk rating tools and

an automated credit evaluation system are in place and utilized. In order to set an appropriate price for each customer, an international-standard risk-based pricing framework has been adopted to measure the risk-adjusted return. When calculating the Return on Risk Adjusted Capital (RAROC), the cost of funds and related operating expenses are included, while the expected loss component from the credit risk are factored, as well. Portfolio management tools have also been implemented to ensure that growth opportunities are identified, while at the same time an acceptable level of diversification is maintained.

Credit Underwriting and Approval Procedures

Credit underwriting and approval procedures have been designed to effectively serve customers, whose needs and characteristics are multi-dimensional. For Corporate Business Group, the credit requests are underwritten centrally, where personnel responsible for credit applications and approval base their decisions on credit policies and rigorous credit analysis. Each customer is rated based on the financial status and performance. In the year 2003, a "Qualitative Risk Rating System" was also introduced, bringing further refinement of a borrower's credit quality and importantly giving the Bank another tool to anticipate both potential problems and potential credit opportunities. The Bank has lending, short-term investment, and trading products with financial institutions for liquidity management purpose. To manage that particular credit risk, the Bank also developed credit rating systems and credit policies for countries and financial institutions. For Retail Business Group customers in the consumer segment, such as credit card and home loan, and for the lower credit limit segment of the SME segment, Credit Scoring, which is an automated credit evaluation system, and other tools such as customer and behavioral scoring are used to assist in decision making.

Post Credit Approval Operations

The Bank has centralized all post credit approval operations in order to promote efficiency to take advantage of scale economies. The responsibility of this centralized unit is to consolidate all required contracts, set up credit lines, and maintain lending records. For credit monitoring and control, the Bank has set up the Risk Asset Review Department (RAR Department) to review credit quality of underwriting process and the overall credit process efficiency. To continuously improve credit process efficiency, the RAR Department provides regular reports incorporating relating to results and potential improvement opportunities to executives and related departments.

- **Outstanding Loans**

As of December 31, 2003, the Bank's consolidated outstanding loans stood at Baht 547,918 million, increasing by 8.24 percent over Baht 506,203 million at the end of 2002, and by 4.56 percent over Baht 524,025 million at the end of the third quarter. This increase is attributable to the Bank's proactive credit extension strategies, together with the economic recovery, and gains on reclassification of investments in receivables, particularly restructured loans, in accordance with the BoT's directives FPG.(31)C.29/2546, dated February 27, 2003, and BOT.FPG.(31) C.2775/2545, dated December 3, 2002.

At the end of 2003, 52.65 percent of the Bank's outstanding loans to customers were loans not exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies, accounted for Baht 41,067 million, or 7.75 percent of the Bank's total loan portfolio. In the breakdown of loans by customer type, business entities accounted for Baht 303,105 million, or 57.18 percent of outstanding loans, while loans for individuals accounted for the remaining 42.82 percent. In terms of maturity, credit aging less than or equal to 1 year accounted for 68.36 percent of the Bank's total loans.



Credit amount
Less than or equal to 20 MB
Over 20 MB
As of December 31, 2003
52.65
47.35
As of December 31, 2002
50.25
49.75
Type of customer
Business entities
Individual
As of December 31, 2003
57.18
42.82
As of December 31, 2002
58.06
41.94
Credit maturity
Less than or equal to 1 year
Over 1 year
As of December 31, 2003
68.36
31.64
As of December 31, 2002
68.89
31.11
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of 2003 and 2002, were as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)



As of December 31, 2003
Other 8.03 %
Agricultural & Mining 3.48 %
Housing Loan 10.83 %
Utilities & Services 11.40 %
Real Estate & Construction 7.39 %
Manufacturing & Commerce 58.87 %
As of December 31, 2002
Other 7.41 %
Agricultural & Mining 3.33 %
Housing Loan 8.34 %
Utilities & Services 12.49 %
Real Estate & Construction 8.46 %
Manufacturing & Commerce 59.97 %

Loan portfolios are reviewed monthly, focusing on overall performance as well as each industry and business group's performance in terms of growth and quality. In 2003, the Bank's loan growth was higher than target.

- **Non-performing Loans**

As of December 31, 2003, the Bank's NPLs (using the BoT's new definition as in the directive, dated January 16, 2003) stood at Baht 68,316 million, equal to 12.84 percent of the total outstanding credit (including financial institutions). The Bank's NPLs over time (with historical NPLs restated in accordance with the BoT's new definitions for comparison purposes) and NPLs categorized by sector, classification, and litigation status are shown below.

Percent NPLs over the Last 3 Years (Baht Billion)


200
180
160
140
120
100
80
60
40
20
-
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
21.8%
18.5%
12.8%
110.3
92.5
68.3
2544
2545
2546

NPLs by Sector


Other
Agriculture 3.6%
Personal
6.3%
Consumption
17.8%
Service 8.8%
Wholesale &
Retail
24.2%
Real Estate
14.2%

In 2003, the Bank entered into debt restructuring agreements with borrowers with pre-written-off outstanding credit totaling Baht 63,788 million. Debt restructuring activities by sector, strategy, and the type of assets acquired through restructuring in 2003 are shown below.

Debt Restructuring by Sector in 2003


Personal
Other
Agriculture 4.3%
Consumption
5.1%
12.0%
Service 7.9%
Wholesale & Retail
25.4%

Assets Owned through Debt Restructuring in 2003


Commercial
62.8%
Others
0.2%
Land
35.1%

- **Allowance for Doubtful Accounts**

The Bank has a policy to provide an allowance for doubtful accounts for total loans above BoT minimum requirement. Furthermore, the Bank has also set aside normalized provisioning apart from the allowance for doubtful accounts, targeting to 0.5% of total loans to accommodate unforeseen losses.

From the third quarter of 2003 onward, to facilitate analysis and monitoring of the Bank's allowance for doubtful accounts, doubtful accounts are divided into the following 3 categories:

- Allowances for doubtful accounts on normal loans based on BoT regulations.
- Allowances for doubtful accounts, which are among other classified loans, as well as the revaluation allowance for debt restructuring according to BoT regulations, and allowances maintained in excess of BoT regulations.
- Normalized provisions.

Previously, in accordance with BoT regulations, the Bank set a target for allowances on normal loans of 1%, which is included in the total allowances for doubtful accounts. However, from the third quarter of 2003 onward, the Bank set aside an allowance for this category in proportion to net incremental normal loans, using the level of normal loans as of June 30, 2003, as the reference point for calculations of this allowance in 2003.

As of December 31, 2003, the Bank's allowances for doubtful accounts stood at Baht 49,915 million. This amount accounted for 9.38 percent of total outstanding credit, which was equivalent to 143.85 percent of the level required by the BoT. Current allowances are believed to be adequate to absorb estimated and potential losses from debt restructuring, relapses in performing restructured loans, depreciation in collateral value, and potential loss sharing in debt restructured accounts, which have been transferred to the Thai Asset Management Corporation.

According to BoT regulations, covering loan loss provisions, banks deduct the value of collateral from the outstanding debt in order to determine the required allowances for doubtful accounts. To qualify for such deductions, all collateral is appraised in compliance with BoT guidelines, including engagement of independent appraisers to annually appraise collateral in non-performing loans with outstanding balances exceeding Baht 50 million. As of December 31, 2003, in the calculation of allowances, the value of collateral eligible for deductions from outstanding NPLs amounted to 63.36 percent of the value of outstanding NPLs. The percentage of allowances for doubtful accounts out of total outstanding NPLs stood at 73.06 percent.

Percent Allowance for Doubtful

Accounts to NPLs



75%
70%
65%
60%
55%
50%
45%
40%
66.3%
63.8%
73.1%
2544
2545
2546

- **Foreclosed Properties**

According to BoT regulations, the Bank is required to dispose of properties acquired through debt restructuring or foreclosure between January 1, 1997 to December 31, 2002, within 10 years after the acquisition. Foreclosed properties held for five years or more have to be liquidated at a value not less than that set by BoT regulations.

As of December 31, 2003, foreclosed properties had a book value of Baht 14,202 million, accounting for 1.73 percent of the Bank's total assets. Foreclosed properties acquired over the last 3 years and the composition of our portfolio are shown below.

Quantity of Properties Foreclosed
(Baht Billion)



17
16
15
14
13
12
15.5
15.1
14.2
2544
2545
2546

Percent Foreclosed Properties
to Total Assets



2.20%
2.10%
2.00%
1.90%
1.80%
1.70%
1.60%
1.50%
2.01%
1.99%
1.73%
2544
2545
2546

Foreclosed Properties
by Type of Properties



Others
5.0%
Commercial
38.9%
Land 44.1%

Foreclosed Properties by Book Value
(Baht Billion)



10
8
6
4
2
0
0.6
3.6
3.4
6.6
< 1 MB
1 - 10 MB
10 - 50 MB
> 50 MB

As of December 31, 2003, allowances for impairment of foreclosed properties stood at Baht 3,342 million, accounting for 23.53 percent of the book value of foreclosed properties. This amount is sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. In 2003, the Bank acquired and sold foreclosed properties with a total book value of Baht 2,987 million and 3,888 million, respectively, incurring losses on these sales totaling Baht 636 million, accounting for 16.36 percent of book value.

Foreclosed Properties Acquired (at book value)
(Baht Billion)



8.0
6.0
4.0
2.0
0.0
2.7
1.9
3.0
2544
2545
2546

Foreclosed Properties sold (at book value)
(Baht Billion)



5.0
4.0
3.0
2.0
1.0
0.0
0.8
2.4
3.9
2544
2545
2546

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

In 1999, the Bank founded Thonburi AMC, later renamed Phethai AMC, to acquire and manage a portion of the Bank's NPLs amounting to Baht 64,481 million at a discount to the net book value[2]. Chanthaburi AMC, later renamed Ploy AMC, was also founded to acquire and manage Phatra Thanakij Finance Public Company Limited's NPLs, amounting to Baht 41,191 million at net book value. To compensate the Financial Institution Development Fund (FIDF) for its financial assistance amounting to Baht 4,396 million to Phatra Thanakij Finance PCL for repayment to the finance company's depositors and creditors, the Bank agreed to apportion two-thirds of Ploy AMC's profit to FIDF at the end of 2004. Any assets remaining within Ploy AMC would be appraised by independent appraisers and deemed liquidated at that appraised value for the purpose of profit determination.

As of December 31, 2003, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 35,321 million, or 54.55 percent of the total initial unpaid principal balance, with an expected recovery rate of 55.61 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 29,238 million, or 70.98 percent of the total initial unpaid principal balance, with an expected recovery rate of 73.14 percent.

Phethai AMC's Cumulative
Loans Resolved/Restructured
and Cumulative Recovery Rate
(Baht Billion)



60
50
40
30
20
10
0
80%
40%
0%
-40%
60.9%
61.2%
55.6%
23.9
27.9
35.3
2544
2545
2546

Ploy AMC's Cumulative
Loans Resolved/ Restructured
and Cumulative Recovery Rate
(Baht Billion)



50
40
30
20
10
0
120%
80%
40%
0%
-40%
80.7%
76.6%
73.1%
24.6
29.6
29.2
2544
2545
2546

[2] Net book value is the book value of NPLs after subtracting the allowance for doubtful accounts determined per the Bank of Thailand.

- **Thai Asset Management Corporation (TAMC)**

From 2001 to 2003, the Bank transferred sub-quality debts of 273 borrowers, who had all characteristics as stipulated in the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, to TAMC. Benchmarked to the appraised value of collateral in accordance with BoT regulations, total transferred assets with a gross book value of Baht 14,510 million as of their dates of transfer, were priced at Baht 10,175 million or 70.12 percent of gross book value.

(Million Baht)

Year	Number of Borrowers	Gross Book Value as of Transferred Date	Transferred Price
2001	216	12,171	9,339
2002	45	2,215	797
2003	12	124	66
Total	**273**	**14,510**	**10,202**

In exchange for the transferred asset, TAMC issued the Bank a 10-year, non-transferable, callable note, guaranteed by the Financial Institution Development Fund (FIDF). The note yields an annual coupon, reset quarterly, at the weighted average of deposit rates of 5 major Thai commercial banks, paid with 1-year, extendable, non-transferable, FIDF-guaranteed note. In 2003, the Bank recorded interest amounting to Baht 108.2 million, equivalent to a yield of 1.40 percent.

Despite the asset transfer to TAMC, the Bank remains exposed to a proportion of risk in our share of TAMC potential losses. According to the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, at the end of the fifth and tenth years beginning July 1, 2001, TAMC and the Bank will share gains or losses arising out of the resolution of the Bank's transferred assets. From this, the Bank may be liable to up to 30 percent of the aggregate transferred price, or Baht 3,041 million. However, the Bank's existing allowances for doubtful accounts, which are in excess of the regulatory requirement, are expected to sufficiently cover the maximum loss-sharing scenario.

❑ Market Risk Management

Market risk stems from changes in interest rates, exchange rates, and securities prices, which can cause volatility in net interest income or the economic value of assets and liabilities. The purpose of market risk management is to handle the risk in accordance with international standards, while maximizing returns at acceptable risk levels, and to comply with the Bank's policies and procedures.

Core Banking business that is exposed to market risk can be divided into 2 major groups: asset and liability management activities and trading activities.

1. Market Risk in Asset and Liability Management Activities

1.1 Interest Rate Risk Management

The Asset and Liability Management Sub-committee (ALCO) is responsible for monitoring and controlling interest rate risk stemming from mismatches between the asset and liability structures of the Bank. ALCO's purpose is to generate the highest returns to the Bank, while maintaining risk within levels approved by the Internal Risk Committee and Board of Directors.

The Bank's approach to evaluating interest rate risk is through analysis of repricing periods of Bank's assets and liabilities. Mismatches in asset and liability repricing periods indicate the interest rate risk level taken by the Bank. Sensitivity Analyses are used to analyze the effect of changes in deposit rate, lending rate, money market rate and capital market rate on the Bank's net interest income over the next 12 months and our financial position.

The Value at Risk (VaR) concept is also employed. VaR is a statistical tool that attempts to specify the probability distribution of risks by using historical data of relevant variables. This helps forecast the potential maximum loss to the Bank.

Analysis of financial assets and liabilities based on contractual repricing periods, as of December 31, 2003 and 2002 are shown below:

Consolidated Financial Statement as of December 31, 2003

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market items	1,663	7,916	83,800	60	-	11,493	588	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	-	31,710
Investment	15,012	20,082	26,442	58,681	5,450	6,749	6,875	139,291
Loans	306,092	47,246	3,867	32,516	8,069	909	149,219	547,918
Accrued interest receivables	-	-	-	-	-	2,971	-	2,971
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivables	-	-	-	-	-	1,671	-	1,671
Other assets	-	-	-	-	-	2,699	-	2,699
Total	322,767	106,954	114,109	91,257	13,519	45,867	156,682	851,155
Financial Liabilities								
Deposits	339,806	273,617	27,305	8,103	-	36,115	-	684,946
Interbank and money market items	1,117	146	1,113	-	-	4,725	-	7,101
Demand Liabilities	-	-	-	-	-	7,042	-	7,042
Borrowing	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payables	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,626	-	1,626
Total	340,923	313,730	28,418	8,103	19,874	52,748	-	763,796
Repricing Gap	(18,156)	(206,776)	85,691	83,154	(6,355)	(6,881)	156,682	87,359
Off-balance Sheet Items								
Forward exchange contracts	-	-	-	-	-	243,796	-	243,796
Cross-currency swaps	-	158	-	802	-	-	-	960
Interest rate swaps	-	14,271	2,974	-	-	14,779	-	32,024
Credit default swaps	-	-	-	-	-	792	-	792
Total off-balance sheet items	-	14,429	2,974	802	-	259,367	-	277,572

Consolidated Financial Statement as of December 31, 2002

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,764	-	9,764
Interbank and money market items	3,758	54,608	31,135	130	-	4,850	1,003	95,484
Securities purchased under resale agreements	-	18,400	-	-	-	-	-	18,400
Investment	15,241	38,055	4,487	69,689	16,632	8,502	15,583	168,189
Loans	256,679	36,928	1,425	15,510	9,973	1,079	184,609	506,203
Accrued interest receivables	-	-	-	-	-	3,410	-	3,410
Customers' liability under acceptances	-	-	-	-	-	597	-	597
Accrued income receivables	-	-	-	-	-	1,950	-	1,950
Other assets	-	-	-	-	-	138	-	138
Total	275,678	147,991	37,047	85,329	26,605	30,290	201,195	804,135
Financial Liabilities								
Deposits	282,026	304,025	26,171	12,739	-	26,432	-	651,393
Interbank and money market items	1,522	174	2,023	-	-	1,974	-	5,693
Demand Liabilities	-	-	-	-	-	3,423	-	3,423
Borrowing	-	-	-	20,000	28,556	-	-	48,556
Bank's liability under acceptances	-	-	-	-	-	597	-	597
Accrued interest payables	-	-	-	-	-	3,030	-	3,030
Other liabilities	-	-	-	-	-	884	-	884
Total	283,548	304,199	28,194	32,739	28,556	36,340	-	713,576
Repricing Gap	**(7,870)**	**(156,208)**	**8,853**	**52,590**	**(1,951)**	**(6,050)**	**201,195**	**90,559**
Off-balance Sheet Items								
Forward exchange contracts	-	-	-	-	-	220,727	-	220,727
Cross-currency swaps	-	-	-	627	-	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	-	11,559
Total off-balance sheet items	-	**8,648**	-	**3,538**	-	**220,727**	-	**232,913**

1.2 Foreign Exchange Risk Management

The Treasury Department carries out daily purchases and sales of foreign currencies, which can create exchange rate risk, thereby affecting the Bank's Profit and Loss, and the economic value of assets and liabilities. The Bank has policies to keep this risk at a low level by setting limits for foreign currency positions in accordance with the Bank's business and requirements of the BoT. These limits are under the close supervision of the Internal Risk Management Department and Asset and Liability Management Sub-committee.

In addition, the Value at Risk (VaR) method is used to manage foreign exchange risk.

1.3 Equity Risk Management

The Bank plans to reduce the size of equity investments that are unrelated to core financial business. In this endeavor, we will analyze relevant information and timing to ensure maximum benefit to the Bank.

2. Market Risk in Trading Activities

Trading activities mainly involve the purchase and sale of fixed income securities and derivative instruments, as well as the purchase and sale of major currencies. Market risk in these transactions is managed by the Treasury Department under the close supervision of the Internal Risk Management Department so that risk inherent in the Balance Sheet is within limits. The Value at Risk (VaR) and Sensitivity analyses are also used to monitor market risk.

In 2003, the Bank employed various strategies to manage market risk, including the introduction of 3-year fixed deposits and the issuance of subordinated debentures of KASIKORNBANK PLC. No. 3 totaling Baht 12,000 million to adjust the Bank's asset and liability structure in line with the current market situation. The Bank also developed a new system to comply with the BoT's new regulations regarding capital adequacy for market risk in trading activities, which will be implemented in 2005. Fundamental structures have been developed to enhance proper risk management for derivative instrument transactions.

❑ Liquidity Risk Management

Liquidity Risk stems from failure to meet obligations when they come due, due to being unable to convert assets into cash or to obtain sufficient funds to meet the cash needs with appropriate costs within limited time periods.

The Treasury Department is responsible for managing liquidity in order to meet the cash needs of the Head Office and branches by managing highly liquid Baht and foreign currency assets and balancing short-term and long-term funding alternatives. The Asset and Liability Management Sub-committee (ALCO) is responsible for setting policy and procedures for managing liquidity, which must comply with liquidity risk standards approved by the Internal Risk Committee and Board of Directors.

In managing liquidity risk, the Bank has established appropriate levels of liquid assets that should be maintained to sufficiently meet cash needs when

demand arises, and to be in line with BoT guidelines. As of December 31, 2003, liquid assets held by the Bank and its subsidiaries were Baht 290,585 million, consisting of cash, interbank and money market items, securities purchased under resale agreements, and investments in securities (net of foreign securities and general investments). This amount increased by Baht 2,717 million over the level on December 31, 2002, partly due to deposit growth and subordinated debt issuance in October 2003.

In addition to setting appropriate levels of liquid assets, calculations and analyses of liquidity ratios are used to measure liquidity position. An important liquidity ratio is the Loan-to-Deposit Ratio, which stood at 79.99 percent as of December 31, 2003, increasing from 77.71 percent at the end of 2002.

Designing an appropriate liability structure is another important approach for Liquidity Risk Management. To diversify risk, the Bank obtains funds from various sources, while focusing on the proper proportion of short-term and long-term funds. The future liquidity requirements are assessed by estimating expected cash inflows and outflows based on the current environment, and on the liquidity situation. In addition, a contingency funding plan that outlines processes for dealing with liquidity shortages and identifies sources of funds during crisis has been set.

In 2003, to enhance liquidity risk management efficiency, the Bank has engaged in private repurchase transactions and improved guidelines, procedures and reports to comply with BoT regulations.

Financial assets and liabilities as of December 31, 2003 and 2002, based on their contractual maturity are shown below:

Consolidated Financial Statement as of December 31, 2003

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,273	88,696	11,490	60	-		105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investment	4,629	19,807	26,815	65,971	16,238	5,831	139,291
Loans	183,956	161,910	11,288	80,232	110,532	-	547,918
Accrued interest receivables	-	2,971	-	-	-	-	2,971
Customers' liability under acceptances	-	676	-	-	-	-	676
Accrued income receivables	-	1,671	-	-	-	-	1,671
Other assets	-	-	-	-	-	2,699	2,699
Total	193,858	307,441	49,593	146,263	126,770	27,230	851,155
Financial Liabilities							
Deposits	375,921	273,617	27,305	8,103	-	-	684,946
Interbank and money market items	5,842	146	1,113	-	-	-	7,101
Demand Liabilities	7,042	-	-	-	-	-	7,042
Borrowing	-	39,967	-	-	19,874	-	59,841
Bank's liability under acceptances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,626	1,626
Total	388,892	315,183	28,549	9,341	20,205	1,626	763,796
Maturity Gap	**(195,034)**	**(7,742)**	**21,044**	**136,922**	**106,565**	**25,604**	**87,359**
Off-balance sheet items							
Avals on bills	-	459	-	-	-	-	459
Letters of indemnity borrowing	393	61	64	788	71	3,701	5,078
Other guarantees	3,381	6,025	5,488	1,823	7	13,337	30,061
Letters of credit	-	9,996	-	-	-	-	9,996
Forward exchange contracts	-	224,101	19,618	77	-	-	243,796
Cross-currency swaps	-	-	-	960	-	-	960
Interest rate swaps	-	-	11,332	17,148	3,544	-	32,024
Credit default swaps	-	-	-	792	-	-	792
Total off-balance sheet items	**3,774**	**240,642**	**36,502**	**21,588**	**3,622**	**17,038**	**323,166**

Consolidated Financial Statement as of December 31, 2002

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	9,764	9,764
Interbank and money market items	8,280	55,450	31,134	251	198	171	95,484
Securities purchased under resale agreements	-	18,400	-	-	-	-	18,400
Investment	10,085	40,798	5,537	72,833	31,030	7,906	168,189
Loans	211,370	120,456	5,477	74,385	94,515	-	506,203
Accrued interest receivables	-	3,410	-	-	-	-	3,410
Customers' liability under acceptances	-	597	-	-	-	-	597
Accrued income receivables	-	1,950	-	-	-	-	1,950
Other assets	-	-	-	-	-	138	138
Total	229,735	241,061	42,148	147,469	125,743	17,979	804,135
Financial Liabilities							
Deposits	308,458	304,025	26,171	12,739	-	-	651,393
Interbank and money market items	3,496	174	2,023	-	-	-	5,693
Demand Liabilities	3,423	-	-	-	-	-	3,423
Borrowing	-	-	-	20,000	8,589	19,967	48,556
Bank's liability under acceptances	-	597	-	-	-	-	597
Accrued interest payables	-	2,641	197	192	-	-	3,030
Other liabilities	-	-	-	-	-	884	884
Total	315,377	307,437	28,391	32,931	8,589	20,851	713,576
Maturity Gap	(85,642)	(66,376)	13,757	114,538	117,154	(2,872)	90,559
Off-balance sheet items							
Avals on bills	-	261	-	-	-	-	261
Letters of indemnity borrowing	433	57	56	723	287	4,774	6,330
Other guarantees	3,187	5,559	5,576	2,194	6	12,139	28,661
Letters of credit	-	8,876	-	-	-	-	8,876
Forward exchange contracts	-	209,069	11,442	216	-	-	220,727
Cross-currency swaps	-	-	-	627	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	11,559
Total off-balance sheet items	3,620	232,470	17,074	6,671	293	16,913	277,041

❑ Operational Risk Management

Operational Risk is defined as risk of loss resulting from inadequate or failed internal processes, people, systems, or from external events. The resulting losses may be financial or non-financial in nature, such as the loss of reputation or regulatory standing, which may directly or indirectly impact the Bank's revenue and/or capital.

The Bank's framework for the management of operational risk comprises identification, assessment, control, monitoring and report. This framework helps promote a strong and efficient risk management within all levels of the Bank.

In 2003, the Bank continued to improve the operational risk management to ensure that all units have appropriate operational risk management processes. Under the Bank's integrated risk management policy that governs the management of operational risk, the Risk Management Committee has the responsibility of managing operational risk through the Internal Risk Management Department, which is in charge of developing effective management tools and processes. The independent Internal Audit Department also plays an important role in the governance process for integrity and transparency.

❑ Performance Measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit

In 2003, the Bank employed a performance measurement framework called the Risk-adjusted Return on Capital (RAROC) and Economic Profit, which is the net profit after adjusting both the risk charge and the cost of capital, to measure performance of each business unit. This framework has been improved to provide a better and more complete performance measurement that reflects the true risk and return profile of the Bank. It will be used as a tool for determining business strategies to achieve returns at appropriate risk levels, to help in capital adequacy management, and to efficiently support capital allocation to all business units. The ultimate objective is to build sustainable profit for the Bank's shareholders through standardized and widely recognized framework.

In addition, many advanced models and tools to estimate and quantify risks in terms of capital have been developed. In addition, plans and processes to establish a full risk-based performance measurement framework in the future have been initiated.

❑ Other Risk Factors

- **Risks Associated with Foreclosing Procedures**

Most of the Bank's loans are secured by collateral, but the current Bankruptcy Law and asset foreclosing process have not been developed to international standards. Although Thailand has been amending its bankruptcy laws and foreclosure laws, the legal execution and foreclosure process has yet to be significantly accelerated. The Bank has nevertheless, set guidelines to closely monitor all foreclosure-related work.

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as

credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of December 2003, the Bank's contingent obligations were Baht 44,541 million, compared to Baht 44,128 million at the end of December 2002.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. The Bank also provides derivative instrument trading services to customers and business allies to increase our fee-based income. As of December 31, 2003, the Bank had foreign exchange contracts on the purchase side of Baht 53,309 million, with Baht 191,447 million on the sales side, compared to Baht 48,819 million and 172,535 million at the end of December 2002, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 23,742 million and Baht 25,525 million on the sales side, compared to Baht 11,559 million and 11,559 million at the end of December 2002, respectively.

- **Risks Related to Capital Adequacy**

As of December 31, 2003, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 17.48 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank also monitors capital closely, as it fluctuates with operations, while preparing our operations to be ready for the BoT's New Capital Accord, which will be implemented in the near future.

A

5. Functional Groups

5.1 Human Resources

▫ Building for Higher Performance-based Effectiveness

With the objective of being a performance and competency based organization, the Bank has implemented the PRO (Performance, Reward, and Opportunity) project. In fact, the year 2003 was the first year that the performance management system was used throughout an entire year. In addition to regularly updating employees about the progress of the PRO, other operations initiated to promote greater performance include:

- Redefinition of job structures to fit changing business environment. Job titles were changed to better represent corporate responsibility.
- Helping assessors set goals with each employee and provide proper advice through the Managing High Performance (MHP) course, which provides guidelines in performance planning, evaluation and feedback.
- Establishing the Career Opportunity and Career Path program for each individual business unit and job family to align employee's career management plans with the Bank's future needs and opportunities, while providing basic information about opportunities and rewards within the Bank. The Bank is in the process of setting up a Career Counseling Center, expected to be open in January 2004.
- Providing advice to employees for developing their competencies and plans for professional growth through Competency Development Center. The Competency Development System, which consists of development tools, an inventory of employees' skills and their learning history, was established to help employees and assessors evaluate employees' competencies and use the information to develop plans for professional growth.
- Preparing employees with high potential and ability for lines of succession to important posts.
- Preparing assessors for fair performance evaluations by establishing performance review, opportunity, and reward guides, as well as performance review tips. Examples of coaching tips are also provided.
- Carrying out a salary survey among commercial banks to ensure compensation is competitive. KASIKORNBANK Labor Union was informed about the framework of the performance evaluation and reward systems to foster better understanding, thus encouraging employees to perform their best.
- Seeking employee's opinions about changes in the Bank's human resource business processes and strategic projects with an employee survey, which was carried out by KASIKORN Research Center, in cooperation with Suan Dusit Poll.

5.2 Back Office Reconfiguration

❑ Centralized Back Office Reconfiguration Project

Under the Centralized Back Reconfiguration Office Project, operations previously processed at branches and the Head Office, such as clearing, cash management, and deposits and payments, have been transferred to processing centers located at Ratburana, Phaholyothin and Ramkamhaeng. This will enable processing centers to support and standardize branch operations under the Service Level Agreement (SLA).

In 2003, the Centralized Back Reconfiguration Office Project operations included:

- To comply with BoT policy, a new clearing process for cross-zone clearing is now used, replacing the destination clearing system that takes 6 operating days with a B/C-3D clearing system, which takes only 3 operating days. The first phase was initiated in the first quarter and was implemented at branches in Bangkok for checks issued by branches located in the 22 provinces of the Central region. The second phase was started in the fourth quarter, for nationwide operations.
- In the case that any processing center becomes inoperational, the Bank has established a backup system that enables operations to be processed at two other processing centers to prevent disruption of services. The Business Continuity Plan was prepared to minimize operational risk at processing centers.
- To reduce operational costs, during the first quarter of 2003, cash management tasks, such as counting and sorting bills for ATMs, were moved to the subsidiary company Kanpai Co. Ltd. In the third quarter, bill sorting and counting hours went to a 2-shift schedule, in order to ensure that bills put in ATMs are sufficient for customers' needs. It also helped to ensure that cash operations comply with BoT bill management policy, which restricts cash that banks deposit at the BoT to only old bills.

In 2002, the CBO project helped reduce the back office operational costs by as much as 53.62 percent, from the level before the implementation of the project. In 2003, this project further lowered the back office operational costs by 6.19 percent over the target, while also standardizing operations and allowing branch staff to provide better service. On August 28, 2003, the Centralized Back Office Reconfiguration (CBO) Project received a second place award from "Thailand's Best Innovation Awards 2003", organized by the Nation and Accenture (Thailand) Co., Ltd., for having an outstanding large corporate business management innovation.

❑ Credit Services Unit & Centralized Lending Services Project: CSU/CLS

The Credit Services Unit & Centralized Lending Services Unit project was established to centralize all post-approval processes and thus standardize and increase service quality levels.

In 2003, CSU/CLS project operations included:

- During the first quarter, a new contract form was added to the Document Management System (DMS) in order to reduce the Legal Department's workload. During the fourth quarter, to further expedite the contract preparation process, the Bank continued to develop the DMS further to the fourth phase, expected to be implemented in the second quarter of 2004.
- In the first quarter, the Bank replaced the Legal Department's draft contracts with editable standard contracts in a package called "Smart Contract" to shorten the contract preparation period. The Bank is planning to improve the Smart Contract to replace more draft contracts, expected to be implemented in 2004.
- To improve the records and documentation system, the Bank implemented the Document and Collateral Control System (DCS), which gathers credit approval documents, main contracts, subcontracts, and collateral documents, and records them in the form of an image file. During 2003, this system was used to integrate documents from branches in Bangkok and the Metropolitan Region. In the fourth quarter, the second phase of the system was started, which will help improve temporary document access and refiling processes, as well as expedite document searches. This second phase is expected to be completed by the end of the second quarter of 2004.
- As for the CLS project, the Credit Control Department has completed the transferal of all rights and collateral documents to the CLS unit. The transferred documents include retail business lending documentation for Bangkok and the Metropolitan Region, as well as lending documentation of customers of the Debt Restructuring Department Recovery Network. Contracts and collateral documents on all business loans emanating from the sales and service network in Bangkok and the Metropolitan Region were also transferred. This transferal system is expected to help confirm the completeness and accuracy of the documents, as well.
- To expedite service to customers, during the fourth quarter, the Fast Lane system was started to facilitate contract preparation processes and credit line setting. There are plans to further enhance credit operations by aligning post-credit approval operations with pre-credit approval operations such as credit application submission and credit approval processes.
- The CSU/CLS project, in coordination with CBO project, is planned to expand the CSU/CLS concept to upcountry branches, where models, guidelines, and technology for improving operations have already been selected.
- To prepare the CSU/CLS for any problems that may arise, a Business

Continuity Plan manual has been developed to prevent disruption of service. The Bank plans to expand this continuity plan to other units' operations in 2004.

5.3 Information Technology (IT)

❑ IT Security Policy and Implementation

To ensure the security of customer information, the Bank has developed an IT Security Policy and IT Implementation Project. Significant programs established during 2003 are as follows:

- Circulation of articles and newsletters to keep all staff updated.
- The Bank and IBM (Thailand) Co., Ltd. set up a security standard for the computer systems of various platforms to improve computer security systems.
- For virus protection, all computers at the Head Office and branches were upgraded and reconfigured.
- The Cash Connect and Internet Banking systems were improved and standardized.
- An introduction and an improvement of the Secure Pass system to ensure transaction security of the Corporate Connect system.
- Improvements in security systems for cash management and other money market transactions were undertaken in accordance with external auditors' advice.
- The Bank, in cooperation with a consulting company PricewaterhouseCoopers, has improved an IT security structure to enhance security, while reducing its complexity, thereby allowing it to be properly managed.

❑ IT Outsourcing

Following the completion of an IT outsourcing transition in June 2003, IBM started a Transformation Plan in the third quarter. This program aims to improve the Service Level Agreement (SLA) quality and service expense management through the use of world-class standardization technology and practices.

Activities conducted under the Transformation Plan included:

- The development of a framework and guidelines for IT enterprise architecture, particularly regarding applications, infrastructure, and data. The project will help the Bank adopt technology that is consistent with overall policies, and enhances technology investment efficiency, while reducing technology management costs.
- To better handle increased transactions and services, the Bank and IBM have upgraded mainframe computer systems.
- During the third quarter, IBM improved the Wide Area Network system, from using the Frame Relay Network to the worldwide standard IP Network. This helps to facilitate the Bank's increased e-business and e-banking services, while lowering leased line expenses by at least 20.00

percent. During the fourth quarter, the Bank successfully implemented this Wide Area Network system at five branches. The Bank is now expanding this system to all branches and the project is expected to be completed in July 2004.

- To further promote management and resource utilization, IBM has conducted a Server consolidation during the third quarter. This project is expected to be operational by early 2004.
- The Bank and IBM have established a joint plan for IT services in 2004, through a projection of transaction volume in 2004 and corresponding changes in human resources, as well as computers and equipment required. This will help promote better IT outsource budgeting.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

KASIKORNBANK's Investment Policy

The Bank's policy is to invest in businesses that are in line with, and can be beneficial to, core business, from strategic and supportive standpoints. Different investment criteria to target companies are applied, depending on their type of their business. Strategic investment criteria are applied to associated companies, while supportive investment criteria are applied to subsidiary companies.

❑ Subsidiary and Associated Companies

Subsidiary Companies refer to companies where the Bank has the authority to stipulate their financial and operating policies in order to benefit the Bank, and where the Bank has invested, both directly and indirectly, in more than 50 percent of the fully paid equity of the company.

Associated Companies refer to companies where the Bank has the authority to make decisions with regard to the financial and operating policies, and the Bank has invested, both directly and indirectly, in more than 20 percent of the fully paid equity of the company.

❑ Investment Policy

- **Strategic Investments**

The Bank invests in businesses that benefit it strategically. The Bank and associated companies collaborate in reviewing business plans of these companies and find ways to integrate them into the Bank's business. One objective is to employ the resources, equipment, tools and other existing channels of the Bank to create maximum efficiency without causing operating redundancies.

- **Supportive Investments**

The Bank invests in companies that provide support to the Bank's core business. These are companies provide services to supplement other operating units that are not core business of the Bank and would cause inefficiency in the Bank's operations if they remained as part of the Bank. We appoint executives to co-manage these companies in order to create efficiency, effectiveness and define standards for providing services to the Bank.

The Bank's investments in subsidiary and associated companies as of December 31, 2003 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2003 Operating Performance (Baht)
Investments in Asset Management Company							
1. Phethai Asset Management Co., Ltd. (Formerly Thonburi Asset Management Co., Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	1,761,741,457
2. Ploy Asset Management Co., Ltd. (Formerly Chanthaburi Asset Management Co., Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	1,292,236,711
Investments in Strategic and Supportive Company							
1. Kanpai Co., Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	14,708,567
2. Progress Plus Co., Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	11,866,421
3. Kasikorn Factoring Co., Ltd. (Formerly Thai Farmers Heller Factoring Co., Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	61,370,926
4. Progress Land and Buildings Co., Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	(791,503)
5. Kasikorn Research Center Co., Ltd. (Formerly Thai Farmers Research Center Co., Ltd.) Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	4,384,192
6. Progress Facilities Management Co., Ltd. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	3,549,899
7. Progress Management Co., Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	571,742
8. Progress Storage Co., Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	5,963,393
9. Progress Service Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	10,936,721
10. Progress Appraisal Co., Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	19,675,955
11. Kasikorn Asset Management Co., Ltd. (Formerly Thai Farmers Asset Management Co., Ltd.) Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	111,875,667
12. Progress Software Co., Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	60,000	60.00	Ordinary	16,442,283

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2003 Operating Performance (Baht)
13. Thai Administration Services Co., Ltd. Tel. 0-2670-9494 Fax. 0-2670-9499	Bangkok	Services	10,000,000	5,099,997	51.00	Ordinary	14,969,061
14. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	70,640,437
15. N.C.Associate Co., Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Agro-Industry	10,000	2,823	28.23	Ordinary	794,074
16. Rural Capital Partners Co., Ltd. Tel 0-2318-3958 Fax 0-2319-5019	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	521,017
17. Progress Information Co., Ltd. Tel 0-2263-8050 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(276,376)
18. M Grand Hotel Co., Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(25,750,434)
19. E.S.Industries Co., Ltd. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Somkiat Sirichatchai
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 142/2004

March 2, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,
KASIKORNBANK PCL

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Somkiat Sirichatchai
Executive Vice President

Ref. No. CN.2021/2004

February 27, 2004

To: The President
The Stock Exchange of Thailand

Subject: Additional Information regarding the Amendment of the Memorandum and Articles of Association of KASIKORNBANK Public Company Limited

We refer to our letter Ref. No. CN.2018/2004 dated February 26, 2004 notifying the resolutions of the Board of Directors' Meeting of KASIKORNBANK Public Company Limited held on February 26, 2004, at which significant resolutions have been adopted.

We hereby attach the amendment of the Memorandum and Articles of Association of KASIKORNBANK Public Company Limited compared with existing version for your information.

Yours sincerely,

Somkiat Sirichatchai

Encl.

CS038-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

The amendment of article 9 paragraph 1, article 17, article 18 paragraph 1 and article 19 of the Articles of Association

The amendment to the Articles of Association

Current Wording	Proposed Wording	Reasons and necessity for the amendment
Article 9 paragraph 1 There shall be no less than seven and no more than sixteen directors whereby no fewer than half of all directors shall have domicile in the Kingdom. The director may or may not be the Company's shareholder.	Article 9 paragraph 1 There shall be no less than seven and no more than eighteen directors whereby no fewer than half of all directors shall have domicile in the Kingdom. The director may or may not be the Company's shareholder.	Currently, there are 16 directors in the Company. For the purpose of increasing numbers of directors with respect to the restructuring of the Company's management, it is appropriate to amend this Article.
Article 17 The directors shall have the power to conduct all kinds of business of the Company. The Chairman of the Board of Directors or the President solely or two of other directors onward are entitled to sign and affix the common seal of the Company.	Article 17 The directors shall have the power to conduct all kinds of business of the Company. Two directors are authorized to sign and affix the common seal of the Company.	To comply with the Corporate governance, it was proposed that the AOA be amended to empower two directors to sign and affix the common seal of the Company.
Article 18 paragraph 1 The Board of Directors shall appoint a President and the Board of Directors shall prescribe powers and duties of the President to have powers and duties as the Board of Directors deems appropriate. If the powers and duties of the President are not prescribed, the President shall have the power to manage the Company in compliance with general custom and under the Board of Directors' supervision.	Article 18 paragraph 1 The Board of Directors shall appoint a director to be the Chief Executive Officer and a director to be the President, and that the Chief Executive Officer may be the same person as the President. The Board of Directors shall prescribe powers and duties of the Chief Executive Officer and the President. If the powers and duties of the Chief Executive Officer and the President are not prescribed, the Chief Executive Officer and the President shall have the power to manage the Company in compliance with general custom and under the Board of Directors' supervision.	In the restructuring of the Bank's management, it was proposed that the AOA be amended by adding the position of the Chief Executive Officer.
Article 19 paragraph 1 The Board of Directors shall appoint a Management Committee consisting of a President and a certain number of the Company's officials who shall have an authority to manage and operate the Company's business as determined by the Board of Directors.	Article 19 paragraph 1 The Board of Directors shall appoint a Management Committee consisting of a Chief Executive Officer, a President and a certain number of the Company's officials who shall have an authority to manage and operate the Company's business as determined by the Board of Directors.	In the restructuring of the Bank's management, it was proposed that the AOA be amended in order to add the Chief Executive Officer to be a member of the Management Committee.

Current Wording	Proposed Wording	Reasons and necessity for the amendment
The President shall be the Chairman of this Management Committee by his/her position. The Management Committee shall hold meetings and perform its duties as appropriate but no fewer than once a week unless in case of necessity or there is no business or there is a reasonable basis for not having such meeting. The quorum of the Management Committee shall consist of no fewer than half of all members of the Management Committee in which the President or the person designated thereby must also attend the meeting. Each attending the Management Committee's meeting shall have one vote. The majority vote shall be deemed a resolution. In case of tie, the Chairman of the Meeting shall have an additional vote as a casting vote. In every Board of Directors' Meeting, the President shall report to the Board of Directors' Meeting in brief of the businesses the Management Committee has already taken. However, the following shall be subject to the Board of Directors' approval in advance. (1) Matters relating to the Company's policies. (2) Any matter if committed will materially affect the Company's business. (3) Matters which the Board of Directors itself shall comply according to the law. (4) Matters which shall be complied upon the Company's regulations. (5) Matters the Management Committee deems appropriate to propose for approval on a case by case basis or in accordance with the rules the Board of Directors has laid down; for example, credit approval.	The Chief Executive Officer shall be the Chairman of this Management Committee by his/her position. The Management Committee shall hold meetings and perform its duties as appropriate but no fewer than once a week unless in case of necessity or there is no business or there is a reasonable basis for not having such meeting. The quorum of the Management Committee shall consist of no fewer than half of all members of the Management Committee in which the Chief Executive Officer or the person designated thereby must also attend the meeting. Each attending the Management Committee's meeting shall have one vote. The majority vote shall be deemed a resolution. In case of tie votes, the Chairman of the Meeting shall have an additional vote as a casting vote. In every Board of Directors' Meeting, the Chief Executive Officer or the person designated thereby shall report to the Board of Directors' Meeting in brief of the businesses the Management Committee has already taken. However, the following shall be subject to the Board of Directors' approval in advance. (1) Matters relating to the Company's policies. (2) Any matter if committed will materially affect the Company's business. (3) Matters which the Board of Directors itself shall comply according to the law. (4) Matters which shall be complied upon the Company's regulations. (5) Matters the Management Committee deems appropriate to propose for approval on a case by case basis or in accordance with the rules the Board of Directors has laid down; for example, credit approval.	

<u>The amendment of clause 4 of the Memorandum of Association and article 3 paragraph 1 & 4, article 3 ter. And article 32 paragraph 1 of the Articles of Association</u>

The amendment to the Memorandum of Association

Current Wording	**Proposed Wording**
Clause 4 The registered capital is 26,900,946,900 Baht (Twenty-six thousand and nine hundred million, nine hundred and forty-six thousand and nine hundred Baht) divided into 2,690,094,690 shares (Two thousand six hundred and ninety million, ninety-four thousand, six hundred and ninety shares) with a par value of 10 Baht (Ten Baht) each, categorized into ordinary shares of 2,689,547,345 shares (Two thousand six hundred and eighty-nine million five hundred and forty-seven thousand, three hundred and forty-five shares). Class A preferred shares of 547,345 shares (Five hundred and forty-seven thousand, three hundred and forty-five shares).	Clause 4 The registered capital is 26,900,946,900 Baht (Twenty-six thousand and nine hundred million, nine hundred and forty-six thousand and nine hundred Baht) divided into ordinary shares of 2,690,094,690 shares (Two thousand six hundred and ninety million, ninety-four thousand, six hundred and ninety shares) with a par value of 10 Baht (Ten Baht) each, categorized into ordinary shares of 2,690,094,690 shares (Two thousand six hundred and ninety million, ninety-four thousand, six hundred and ninety shares). Class A preferred shares of - shares (- shares).

The amendment to the Articles of Association

Current Wording	Proposed Wording	Reasons and necessity for the amendment
Article 3. Shares of the Company shall only be ordinary and preferred shares, amount of which shall be fully paid up in money. The Company shall not issue share certificate to bearer. The offer of shares for sale to the public or to any person shall be in accordance with the law relating to securities and securities exchange. The Company may issue debentures or convertible debentures or convertible preferred shares, including any securities according to the law relating to securities and securities exchange, and offer those securities to public. The Company may convert convertible debentures or convertible preferred shares into ordinary shares, subject to relevant laws.	Article 3. Shares of the Company shall only be ordinary shares, amount of which shall be fully paid-up in money. The Company shall not issue share certificate to bearer. The offer of shares for sale to the public or to any person shall be in accordance with the law relating to securities and securities exchange. The Company may issue debentures or convertible debentures or convertible preferred shares, including any securities according to the law relating to securities and securities exchange, and offer those securities to public. The Company may convert convertible debentures or convertible preferred shares into ordinary shares, subject to relevant laws.	Due to the conversion of all preferred shares into ordinary shares, the-Bank currently has no preferred share. Therefore, it is appropriate to amend the Articles of Association (the "AOA") by deleting any wording in relation to the preferred shares.
Article 3 bis, Subject to the second paragraph, the third paragraph and the fourth paragraph of this Article, Shares of the company which are held by non-Thai nationals at any time shall be in aggregate of not more than 25% of the total number of shares sold. Non-Thai nationals under the first paragraph shall mean to include: (1) Any partnership or company of which 50% of the capital belongs to non-Thai nationals; (2) Any partnership or company of which up to 50% of the total partners (either limited or unlimited liability) or shareholders are non-Thai nationals; (3) Any association, foundation, organization or institution of which up to 50% of the members, committees or managers, as the case may be, are non-Thai nationals, or which is managed or established for the benefit of any non-Thai nationals.	Article 3 bis, Subject to the second paragraph and the third paragraph of this Article, shares of the company which are held by non-Thai nationals at any time shall be in aggregate of not more than 25% of the total number of shares sold. Non-Thai nationals under the first paragraph shall mean to include: (1) Any partnership or company having capital of all non-Thai nationals up to 50% of the capital in that partnership or company; (2) Any partnership or company having non-Thai national partners (either limited or unlimited liability) or shareholders up to 50% of the number of all partners or shareholders; (3) Any association, foundation, organization or institution having the number of members or directors up to 50% of all members or directors, as the case may be, or having non-Thai national as manager, or being managed or incorporated for the benefits of any non-Thai nationals.	

AL

Current Wording	Proposed Wording	Reasons and necessity for the amendment
Non-Thai national(s) may acquire an aggregate amount of ordinary shares in exceeding 25% of the total number of shares sold pursuant to the first paragraph of this Article only by means of subscription of increased capital ordinary shares offered to non-Thai nationals on a specific basis, provided that the number of new ordinary shares held by the non-Thai nationals under the first paragraph of this Article shall not exceed 49% of the number of the ordinary shares sold during such time. The non-Thai national shareholders who acquire ordinary shares under this paragraph shall have legal rights equal to those of non-Thai national shareholders under the first paragraph in all respects.	Non-Thai national(s) may acquire an aggregate amount of ordinary shares in exceeding 25% of the total number of shares sold pursuant to the first paragraph of this Article only by means of subscription of increased capital ordinary shares offered to non-Thai nationals on a specific basis, provided that the number of new ordinary shares held by the non-Thai nationals under the first paragraph of this Article shall not exceed 49% of the number of the ordinary shares sold during such time. The non-Thai national shareholders who acquire ordinary shares under this paragraph shall have legal rights equal to those of non-Thai national shareholders under the first paragraph in all respects.	
However, if it appears that after the Company has proceeded to increase capital for the non-Thai nationals under the second paragraph and non-Thai nationals has acquired ordinary shares less than 49 % of the total number of ordinary shares sold, the shareholding ratio by the non-Thai nationals at any time, shall be maintained based on the highest ratio at which increased capital ordinary share are subscribed for at the last time but not exceeding 49 % of the total number of the ordinary shares sold unless otherwise prescribed by the laws, regulations or directives of the Bank of Thailand and/or related working units.	However, if it appears that after the Company has proceeded to increase capital for the non-Thai nationals under the second paragraph and non-Thai nationals has acquired ordinary shares less than 49% of the total number of ordinary shares sold, the shareholding ratio by the non-Thai nationals at any time, shall be maintained based on the highest ratio at which increased capital ordinary share are subscribed for at the last time but not exceeding 49% of the total number of the ordinary shares sold unless otherwise prescribed by the laws, regulations or directives of the Bank of Thailand and/or related working units.	
Non-Thai national(s) may acquire an aggregate amount of shares of the Company in exceeding 49% of the total number of shares only by means of subscription of increased capital shares offered to non-Thai nationals on a specific basis pursuant to the shareholders resolution No 1/1998 held on 29 September 1998 or by means of conversion of Class A preferred shares into ordinary shares, provided that the total number of new shares held by the non-Thai nationals under this paragraph and the first and second paragraph of this Article shall be less than half of the total number of the shares sold during such time.	Cancelled	As the Bank currently has no preferred share, it is appropriate to amend the AOA by deleting any wording in relation to the preferred shares and the wording in the last paragraph regarding the limit of the holding of preferred shares and ordinary shares which were converted from preferred shares by non- Thai nationals.

A2

Current Wording	Proposed Wording	Reasons and necessity for the amendment
Article 3. ter, The preferred shares of the Company issued pursuant to the resolution of the Shareholders of the Company passed on 29 September 1998 (the **"Class A Preferred Shares"**) shall confer the following rights on the holders thereof (each a **"Holder"**): (a) Upon liquidation of the Company's assets and capital, any amount remaining after payment of all amounts payable in respect of indebtedness and other obligations of the Company shall be divided among the Holders pro rata to the number of Class A Preferred Shares held by each Holder. In such event the Baht amount payable per Class A Preferred Share (the **"Liquidation Preference"**) shall be equal, at the Reference Rate quoted by the Bank of Thailand on the date of the winding-up order in respect of the Company or, as the case may be, the court order appointing the official receiver of the Company, to US$ 1,000. If the proceeds of liquidation of the assets and capital of the Company are insufficient to make such payment in full, such proceeds shall be distributed to the Holders pro rata to their respective holdings of the Class A Preferred Shares. (b) On the due date for redemption of the US dollar subordinated bonds of the Company issued in connection with the Class A Preferred Shares(the **"Bonds"**), the Company shall pay to the Holders an amount of Baht equal, at the Reference Rate quoted by the Bank of Thailand on the business day preceding such payment, to US$1,000. Such payment shall be effected by means of a reduction of the	Article 3. ter, Cancelled	As the Bank currently has no preferred share, it is appropriate to amend the AOA by canceling this Article which concerns the preferred shares.

Current Wording	Proposed Wording	Reasons and necessity for the amendment
premium reserve of the Company by an amount equal to the lesser of (i) the Baht amount referred to above and (ii) the amount of such premium reserve. The premium reserve shall not in any event be used to make good an accumulated loss of the Company as provided by Section 119 of the Public Limited Companies Act B.E. 2535. Upon redemption of the Bonds and payment to the Holder as described in the first paragraph the Liquidation Preference shall be reduced to the par value of the Class A Preferred Shares. (c) Immediately upon redemption of the Bonds as described in paragraph (b) the Class A Preferred Shares shall be convertible to ordinary shares in the Company. A Holder may request such conversion at any time thereafter by submitting a written request for such conversion, together with the certificate(s) for the relevant Class A Preferred Share(s), to the Company. (d) The Holders shall have a preferential right to receive dividends in respect of the Class A Preferred Shares in each year in priority to the payment of dividends in respect of the ordinary shares and, if the Company pays a dividend on its ordinary shares in respect of any financial year, dividends on the Class A Preferred Shares shall be paid in respect of such financial year as follows: (i) if the Company has paid interest on the Bonds in full pursuant to the terms and conditions of the Bonds or the Bonds have been redeemed: at the rate of Baht 1 per Class A Preferred Share; and		

AL

Current Wording	Proposed Wording	Reasons and necessity for the amendment
(ii) where the interest payable under the Bonds has not been paid in full in accordance with the terms and conditions of the Bonds: an amount per Class A Preferred Share equal to the amount which, after deduction of withholding tax at the rate then applicable to the payment of dividends to foreign shareholders, is equal to the amount which would be payable by way of annual interest in that year in respect of US$ 1,000 in principal amount of the Bonds (disregarding any terms of the Bonds requiring or permitting the Company to pay no interest in any particular year) as set out in the prospectus issued in connection with the Bonds and the Class A Preferred Shares, minus the interest that has been paid on the Bonds in such financial year; subject in each case to the availability of distributable profits. (e) Any dividend payable in respect of the Class A Preferred Shares shall be declared and paid in equal semi-annual instalments by way of interim distribution and final distribution (following approval of the board of directors and/or shareholders in general meeting, as the case may be) to the Holders as nearly as possible on the dates specified as interest payment dates under the Bonds;		

AL

Current Wording	Proposed Wording	Reasons and necessity for the amendment
provided that if (i) the board of directors of the Company declare no interim dividend on the ordinary shares in respect of any financial year and declare no interim dividend on the Class A Preferred Shares in respect of such year but (ii) the Company subsequently declares a final dividend on the ordinary shares in respect of such year, then the full dividend payable on the Class A Preferred Shares (as described in paragraph d(ii)) in respect of such year shall be paid to the Holders as a final distribution. (f) Each Class A Preferred Share shall carry the right to one vote at any meeting of the shareholders of the Company.		
Article 32 paragraph 1 No dividend shall be paid out of any money, other than profits. In the event that the Company still has an accumulative loss, no dividend shall be paid. Dividend shall be paid equally, according to the numbers of shares, unless otherwise specified for the preferred shares in this Article. Payment of dividend shall be subject to shareholders approval.	Article 32 paragraph 1 No dividend shall be paid out of any money, other than profits. In the event that the Company still has an accumulated loss, no dividend shall be paid. Dividend shall be paid equally, according to the numbers of shares. Payment of dividend shall be subject to shareholders approval.	As the Bank currently has no preferred share, it is appropriate to amend the AOA by canceling this Article which concerns the preferred shares.

AL

Attachment 3

The amendment of clause 4 of the Memorandum of Association and article 3 bis. Paragraph 2 & 3 of the Articles of Association

The amendment to the Memorandum of Association

To decrease registered capital

Current Wording	Proposed Wording
Clause 4 The registered capital is 26,900,946,900 Baht (Twenty-six thousand and nine hundred million, nine hundred and forty-six thousand and nine hundred Baht) divided into ordinary shares of 2,690,094,690 shares (Two thousand six hundred and ninety million, ninety-four thousand, six hundred and ninety shares) with a par value of 10 Baht (Ten Baht) each, categorized into ordinary shares of 2,690,094,690 shares (Two thousand six hundred and ninety million, ninety-four thousand, six hundred and ninety shares) Class A preferred shares of - shares (- shares).	Clause 4 The registered capital is 23,986,146,970 Baht (Twenty-three thousand nine hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht) divided into 2,398,614,697 shares (Two thousand three hundred ninety-eight million six hundred fourteen thousand six hundred and ninety-seven shares) with a par value of 10 Baht (Ten Baht) each, categorized into Ordinary Shares of 2,398,614,697 shares (Two thousand three hundred ninety-eight million six hundred fourteen thousand six hundred and ninety-seven shares) and Preferred Shares of - shares (- shares).

To increase registered capital

Current Wording	Proposed Wording
Clause 4 The registered capital is 23,986,146,970 Baht (Twenty-three thousand nine hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht) divided into 2,398,614,697 shares (Two thousand three hundred ninety-eight million six hundred fourteen thousand six hundred and ninety-seven shares) with a par value of 10 Baht (Ten Baht) each, categorized into Ordinary Shares of 2,398,614,697 shares (Two thousand three hundred ninety-eight million six hundred fourteen thousand six hundred and ninety-seven shares) and Preferred Shares of - shares (- shares).	Clause 4 The registered capital is 30,486,146,970 Baht (Thirty thousand four hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht) divided into 3,048,614,697 shares (Three thousand forty-eight million six hundred fourteen thousand six hundred and ninety-seven shares) with a par value of 10 Baht (Ten Baht) each, categorized into Ordinary Shares of 3,048,614,697 shares (Three thousand forty-eight million six hundred fourteen thousand six hundred and ninety-seven shares) and Preferred Shares of - shares (- shares).

The amendment to the Articles of Association

Current Wording	Proposed Wording	Reasons and necessity for the amendment
Article 3 Bis paragraph 2 Non-Thai national(s) may acquire an aggregate amount of ordinary shares in exceeding 25% of the total number of shares sold pursuant to the first paragraph of this Article only by means of subscription of increased capital ordinary shares offered to non-Thai nationals on a specific basis, provided that the number of new ordinary shares held by the non-Thai nationals under the first paragraph of this Article shall not exceed 49% of the number of the ordinary shares sold during such time. The non-Thai national shareholders who acquire ordinary shares under this paragraph shall have legal rights equal to those of non-Thai national shareholders under the first paragraph in all respects.	Article 3 Bis paragraph 2 Non-Thai national(s) may acquire an aggregate amount of shares in excess of 25% of the total number of shares sold pursuant to the first paragraph of this Article only by means of subscription of capital-increase shares of the Company, provided that the number of capital-increase shares acquired by non-Thai nationals under this paragraph, when combining with the number of shares held by non-Thai nationals under the first paragraph of this Article, shall not exceed 49% of the total number of shares sold during such time. Non-Thai national shareholders who acquire shares under this paragraph shall have the same legal rights as non-Thai national shareholders under the first paragraph in all respects.	To accommodate the offering of capital-increase shares
Article 3 Bis paragraph 3 However, if it appears that after the Company has proceeded to increase capital for the non-Thai nationals under the second paragraph and non-Thai nationals has acquired ordinary shares less than 49 % of the total number of ordinary shares sold, the shareholding ratio by the non-Thai nationals at any time, shall be maintained based on the highest ratio at which increased capital ordinary share are subscribed for at the last time but not exceeding 49 % of the total number of the ordinary shares sold unless otherwise prescribed by the laws, regulations or directives of the Bank of Thailand and/or related working units.	Article 3 Bis paragraph 3 If the Company has proceeded to increase capital for non-Thai nationals under the second paragraph and the number of shares held by non-Thai nationals is less than 49 per cent of the total number of shares sold, it shall be deemed that the highest ratio of shares held by such non-Thai nationals of the Company will be consistent with the highest ratio when the capital increase shares offered at that time are subscribed, which however must not exceed 49 per cent of the total number of shares sold unless otherwise prescribed by laws, regulations or directives of the Bank of Thailand and/or relevant agencies.	